                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 10


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             musicmusicmusic inc.
                             --------------------

        (Exact Name of Small Business Issuer Specified in Its Charter)

           DELAWARE                                      (applied for)
           --------
 (State or Other Jurisdiction of                   (IRS Employer Identification
  Incorporation or Organization)                               No.)


        99 Atlantic Avenue, Suite 100, Toronto, Ontario M6K 3J8 Canada
        --------------------------------------------------------------
         (Address, Including Zip Code of Principal Executive Offices)


                       Telephone Number: (416) 537-2165

    Securities to be Registered Pursuant to Section 12(b) of the Act: None

       Securities to be Registered Pursuant to Section 12(g) of the Act:

                        COMMON STOCK, $.0001 PAR VALUE
                        ------------------------------
                               (Title of Class)

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Item 1.   Description of Business........................................   3

Item 2.   Financial Information.................... .....................  49

Item 3.   Description of Property................... ....................  57

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management......... ...........................................  57

Item 5.   Directors, Executive Officers, Promoters and Control Persons...  59

Item 6.   Executive Compensation.........................................  63

Item 7.   Certain Relationships and Related Transactions.................  67

Item 8.   Legal Proceedings..............................................  68

Item 9.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Stockholders Matters...................  68

Item 10.  Recent Sales of Unregistered
          Securities.....................................................  69

Item 11.  Description of Registrant's
          Securities.....................................................  70

Item 12.  Indemnification of Directors and
          Officers.......................................................  73

Item 13.  Financial Statements and Supplementary
          Data...........................................................  74

Item 14.  Changes in and Disagreements With Accountants on Accounting
          and Financial Disclosure.......................................  74

Item 15.  Financial Statements and Exhibits..............................  75

SIGNATURES...............................................................  77

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT.

musicmusicmusic inc. (the "Company") was incorporated on May 1, 1997 in Ontario, Canada. On May 4, 1999 the Company moved its corporate domicile to the State of Delaware in accordance with the Ontario Business Corporation Act (Canada) and the General Corporation Law of Delaware (the "Delaware Law"). The Company is now registered with the Secretary of State of Delaware under the corporation number 3032246. The Company's Amended and Restated Certificate of Incorporation provides for the unlimited duration of the Company. The Company's principal business office is located at 99 Atlantic Avenue, Suite 100, Toronto, Ontario M6K 3J8 Canada, and its telephone number is (416) 537-2165. The Company's world wide web (the "Web") sites are www.musicmusicmusic.com and www.radiomoi.com.
                               -----------------------     ----------------
The Company's websites are not incorporated into this Registration Statement. The registered office of the Company in Delaware is located at 15 East North Street, Dover, Kent County, 19901. The Company's registered agent at such address is United Corporate Services, Inc.

The registered purpose of the Company as set out in the Amended and Restated Certificate of Incorporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware Law.

The Company currently has one subsidiary, musicmusicmusic europe AG formed in Zuerich, Switzerland, on April 27, 2000. The Company's principal business office is located at 99 Atlantic Avenue, Suite 100, Toronto, Ontario M6K 3J8 Canada. The Company maintains branch offices in Toronto, Ontario (Canada) and at 580 Broadway, Suite 306, New York, New York 10012. The Company's wholly-subsidiary office is located in Zuerich, Switzerland.

GENERAL.

General Information:  The Company is an Internet enterprise.  The Company has
-------------------
developed a digital music database and has the infrastructure and expertise to deliver or "stream" high quality audio programs to business-to-business clients and individual users worldwide. The Company's digital music database currently contains a comprehensive and rapidly growing collection of more than 100,000 recordings which have been digitized into more than 600,000 music files providing for delivery of music over the Internet in various high quality modes. During its two years of operations, the Company's Web site has obtained the following results:


   . Aggregate delivery of more than 13.5 million songs over the Internet as of April 2000
   .    Aggregate of more than 260,000 users in month of April 2000
   .    Monthly delivery of more than 700,000 songs in month of April 2000
   .    Average delivery of more than 26,000 songs per day in month of April
        2000
   .    Average of 80 songs played by each user in month of April 2000
   . Average of 241 minutes listening time by each user in month of April 2000


The Company's Internet and proprietary distribution models provide for revenue generation to be derived from advertising, sponsored promotion, merchandise and CD sales, artist and record industry services, record store listening posts, business-to-business digital music delivery services, digital database access and sales to radio stations and custom produced music programs delivered via digital satellite systems.


According to Company research, the Company's database represents one of the largest collections of digital music available on the Internet. The database is expected to grow from its present size of close to over 1.4 terabytes (one thousand gigabytes) at a rate of approximately more than 60,000 new digital music files per month.

The Company's database of over 600,000 digitized music files provides the core resource for the Company's five product lines:

1.  radiomoi                   An interactive entertainment Webcasting site
                               which generates revenues through advertising, sponsored promotions, artist and record industry services, and merchandise and CD sales.

2.  Web Bar                    A stand-alone unit which permits customers in
    Listening Post             record stores to sample virtually any CD in
                               stock via the Internet and enables the Company to generate income from database access and cross advertising.

3.  Broadcast Services         Sells access to the Company's digital music
                               database and broadcasts quality music files to radio stations, disc jockeys and other businesses requiring digital music files.

4.  Industrial Sound Services  Delivers background music and sound environments to businesses.

5.  The Solutions Group        The Company's hardware, software and programming
                               division which supplies computers and technology to music industry businesses (record companies, publishers, performing rights societies) as well as the Company's franchise operators and other companies.

Franchises.  In addition to the Company's five product lines, the Company
----------
expects to generate income from world-wide franchise partners, as derived by franchise fees, support fees and royalties. The Company's first franchisee is khaleej.com, a United Arab Emirates' Abu Dhabi-based company dedicated to taking Middle Eastern culture and music out into the world. The franchise territory for khaleej.com covers the Arab world in 40 Middle Eastern, African and Asian countries. Each franchise includes territorial rights to radiomoi, the Web Bar Listening Post, Broadcast Services, and Industrial Sound Services. khaleej.com, which appropriately means "crossing the Gulf (of Persia)" and idiomatically "the Gulf of Knowledge", has a potential customer base in the 200 million Arab speaking people around the world.

As of March 2000, two of the Company's product lines, radiomoi and The Solutions Group, and the Company's franchise operations are producing revenues and as of April 2000, the Company's Web Bar Listening Post, Broadcast Services and Industrial Sound Services product lines are delivering revenues.

The Company provides for delivery of the music database by compressing digital files at conventional kilobyte per second ("kbps") speeds of 16kbps, 32kbps and 56kbps bitstreams, and also at higher quality 112kbps and 256kbps bitstreams. These higher bitstreams files are expected to be the basis of the Company's Web site when ADSL, Microsoft's satellites, MCI's super-speed network and other future technology provide technical feasibility to deliver CD quality music live-streaming directly to a user's computer.

The Company obtained the first "Webcasting" license from the Recording Industry Association of America (the "RIAA"), the world's largest music association that includes among its members EMI, Polygram/Universal, Warner Music, Sony and BMG. The RIAA license permits the Company to legally play music via the Internet. The Company broadcasts music on the Internet 24 hours a day, seven days a week.

INDUSTRY OVERVIEW

Recorded Music Industry

Music is one of the most popular forms of entertainment in the world. Music is also a substantial business. According to the RIAA, worldwide sales of recorded music were $14.6 billion in 1999, 37% of which were in the U.S. According to a recent Soundata study, over 70 million consumers in the United States purchased three or more pieces of pre-recorded music in 1999.

The Internet

The Internet has emerged as a global platform that allows millions of individuals to share information, communicate and conduct business. International Data Corporation estimates that the number of Internet users worldwide will grow from approximately 100 million users recently to 320 million by the end of 2002. The Company believes that the Internet is becoming an attractive medium for advertising and direct marketing because the Internet allows for the collection of key demographic data from consumers. Advertisers can better target specific groups based on customer tastes and buying patterns on the Internet. Jupiter Communications estimates that the dollar volume of online advertising is expected to increase from approximately $2 billion recently to $7.7 billion by the end of 2002 and that online direct marketing is expected to increase from approximately $200 million recently to $1.3 billion the end of 2002.

As users have come to realize the convenience of faster Internet connections, many have upgraded from a 28.8 Kbps modem to a cable, ADSL or ISDN modem. According to Jupiter Communications, the number of subscribers using cable, ADSL or ISDN modems is projected to increase from approximately one million recently to 10.5 million at year end 2002.

The Company believes that broadcasting audio content over the Internet offers certain opportunities that are not generally available from traditional media. Currently available analog technology and government regulations limit the ability of radio and television stations to broadcast beyond certain geographic areas. Radios and televisions are not widely used in office buildings and other workplaces where Internet access has become commonplace. In addition, traditional broadcasters are limited in their ability to measure or identify in real time the listeners or viewers of a program. By adapting Internet delivery technology, targeted streaming media content can be Webcast to a geographically dispersed audience of customers, suppliers, employees and stockholders at relatively low costs. Internet users can interact with the Webcast content by responding to online surveys, voting in polls and obtaining additional information. In addition, Internet Webcasters can provide highly specific information about a program's audience to content providers, advertisers and users of Internet business services. The convergence of the Internet's capabilities and attributes has accelerated its acceptance as a business tool, leading to rapidly growing economic opportunities in Web-based advertising and business service offerings, including audio programs, electronic commerce and video transmission, among others.

Digital Music

In recent years, consumers have increasingly used their computers to play music. Dataquest estimates that in 1999, 30% of U.S. households had multimedia PCs with a sound card, speakers and either a CD-ROM or DVD-ROM drive. Consumers can now play CDs on their computers with the ease and fidelity formerly associated only with stereo systems.

In general, music files can be very large. For example, a three minute song can occupy more than thirty megabytes of storage. Storing and transferring audio files can be expensive and slow. To address this problem, compression formats have been developed. One of the first widely accepted standards for the compression of music was MP3, adopted by the Moving Picture Experts Group. The MP3 standard offers at least 10:1 compression and audio integrity at near-CD quality. MP3 playback is currently available on most operating environments such as Microsoft Windows 95, Windows 98, Windows NT and MacOS, most major versions of UNIX and many other operating environments. Free copies of MP3 playback software are widely available on the Internet. Forrester Research, Inc. reports that there are over 50 million MP3-capable users as of June 30, 1999. The development of compression formats such as MP3 has made it practical to transmit music over the Internet in downloaded files or in live-streaming mode.

Internet Radio

Innovations of the last several years have dramatically affected the manner in which the public obtains access to music. There are now hundreds of web sites dedicated to music, including sites that promote one artist or one label's complete offerings. Many sites sell CDs, books about music and other merchandise. In addition to conventional broadcasting, MP3 technology now makes broadcasting possible from home computers. Sites which gather online content into one location have appeared. Labels and artists can now publish and make available their recordings completely on the Internet. The Company believes that providing consumers with interactive access to self-selected listening choices will be the development path of Internet Radio. Internet radio broadcasts are expected to provide program content parameters which may be customized by each listener according to their particular tastes. Unlike conventional broadcasting where one stream is sent out to many listeners, the Internet provides the flexibility for each listener to personalize their Internet radio experience. The Company's Internet radio Webcasting site, radiomoi.com, offers listeners interactive entertainment with a wide range of choices of genres and pre-programmed shows, as well as options to create personalized Internet radio shows and listening access to the personalized Internet radio shows of other users.

The Company's Internet radio business concept for radiomoi is based entirely on the streaming media model. The alternative mode of delivery, employed by several competitors of the Company, is to provide for downloading music files over the Internet to a user's computer. A music file which is delivered via download must be transferred in its entirety to the user's local computer before the music file can be opened and played. See Item 1, "Description of Business-Risk Factors -Uncertain Acceptance Of Streaming Media Technology."

Listening Posts

A listening post is a stand-alone unit which permits customers in record stores to sample CDs in stock. The prevalent type of a listening post incorporates a CD player which usually holds from one to ten CDs and has a small control unit consisting of three or four buttons to control the play from which a customer can select any track from the limited selection of titles. The other preview system incorporates a single CD programmed with 30 second fragments of several songs.

Each of these types of conventional listening posts have distinct disadvantages. Mechanical units may easily break down. Because each type of system uses actual CDs, expensive promotional copies must be supplied by record companies, or the retail vendors must use their own inventories. In addition, such listening posts provide only very limited selection of music for a consumer to sample.

In response to conventional listening post shortcomings, the Company has invented the Web Bar Listening Post which has the capability to play any song from any CD via the Internet. The Web Bar Listening Post functions by association of the Company's digital music database to CD package barcodes. No actual CD is required at the retail listening site.

There have been attempts to offer a similar system but to date the Company believes that none have been successful. The Company believes that the Web Bar Listening Post provides substantially improved features over conventional models currently available in this market segment and it is expected to provide substantial benefits to retailers, record companies and consumers.

Broadcast Content

The broadcast industry is highly fragmented. A radio station may be a single stand-alone entity or a part of a broadcast group, some consisting of more than a thousand stations, and range in its respective technology from low wattage analog to state-of-the-art digital systems.

Large U.S. broadcast groups often operate on a model of conformed programming and centrally mandated hardware, software, music, and Web design for all of their member stations. Such systems provide little flexibility for market variation and the Company believes that the potential performance of this type of radio station is impaired under this system.

Conversely, small broadcast groups and single stand-alone stations owned by an individual or family tend to be prevalent in small to mid-sized markets. Technologically, they often lag behind the major broadcast groups. Many of these types of stations find themselves in need of a variety of equipment, content and music delivery services.

The Company, which sells products, including database access and broadcast quality music files to radio stations and other businesses requiring digital music files, may benefit both the large and small broadcast groups by offering broader music programming options which may be customized without the need for investment in expensive technology, content and equipment.

Industrial Sound Services

Muzak(R) is a trade name which has become synonymous with piped-in music. The Company believes that product for the most part is impersonal and generic, does not reflect its surroundings and generally does not appeal to its audience.
Many commercial and other establishments such as stores, restaurants and offices could offer customized music environments as background for their business to a greater extent available than through conventional systems. The Company believes there is a void in this market for customized music that takes into account context, surroundings, appeals to particular audiences, and promotional opportunities. The Company believes that it is well positioned to fill such void with its Industrial Sound Services, an innovative customizable Internet music delivery system.

Protection of Content Providers

Record companies, publishers and performing rights societies market, promote and administer the product of creative artists and are responsible for collecting royalties upon use of such product for the distribution of royalties to copyright owners. Such royalty payments are administered through national organizations created for this purpose. Illegal use and reproduction of copyrighted content is a substantial concern of the industry, particularly with the expansion of the Internet. The Company has structured its system to protect content providers from illegal copying of their materials as well as to provide for royalty payments arising from use of such content through the Company's products and services. The Company can precisely determine each music selection played, the number of times a selection has been played and the origin of request for play.

The Company has conformed to the regulations of the publishers, performing rights societies, the record companies and the RIAA with respect to the payment of royalties. For this reason the Company has been granted the first "Webcasting" license issued by the RIAA.

COMPANY PRODUCT LINES

The following section discusses in detail the Company's five main product lines:
(1) radiomoi; (2) the Web Bar Listening Post; (3) Broadcast Services; (4) Industrial Sound Services; and (5) The Solutions Group. As of March 2000, two of the Company's product lines, radiomoi and The Solutions Group, and the Company's franchise operations are producing revenues. As of April 2000, the Company's Web Bar Listening Post, Broadcast Services and Industrial Sound Services product lines are delivering revenues.

radiomoi Product Line
---------------------

radiomoi.com is an interactive entertainment Webcasting site which generates revenues through advertising, sponsored promotions and gift shop sales. It offers consumers one of the largest databases of musical content available on the Internet through a rapidly expanding collection of digitized recordings. Consumers can listen to streaming audio musical selections on a personal computer solely at the cost of the telephone line or other Internet connection. radiomoi offers music 24 hours a day seven days a week from the convenience of home, school or office. The Company's music collection spans most categorized genres, including pop, rock, classical, country, alternative, children's, easy listening, electronic, hip-hop, rap, blues, jazz and international. In addition, consumers can access Company programs representing established labels and independent artists from all 50 states in the U.S. and many foreign countries.

In order to access radiomoi, the user must first register to receive a password. Basic registration on radiomoi is currently free and the Company does not anticipate charging a fee in the foreseeable future. Users currently provide information about their age, geographic location, musical preferences and more. Immediately following completion of the registration information, the user is granted instant access to all of radiomoi's music programs.

In accordance with the terms of intellectual property licensing agreements permitting Webcasting of the Company's music content, there are two modes for listeners to select music on radiomoi: programmed shows and music-on-demand.
The listener to programmed shows cannot choose a particular song or know exactly when a particular song will be played. The listener can, however, choose the genre and type of music from an extensive array of such programmed shows. Each programmed show has a minimum of 150 recordings. Upon listener selection of a programmed show, 25 recordings from that show will be randomly selected and played. The listener can elect to play a show again and a new random set of 25 recordings will play. The listener can mix shows and create a composite show from different genres. The customized radiomoi player permits the listener to skip particular recording tracks and move on to the next one by simply clicking the forward button, which is an exclusive feature of the radiomoi player.

radiomoi has over 100 contracts to stream songs from licensed record companies fully on demand which permits a listener to choose particular recordings from a list by artist, song, label or genre, and play it any time they wish. The listener can also create a custom show with these titles which can be saved and played at radiomoi at any time.

On April 26, 1999, the Recording Industry Association of America, the trade group representing U.S. record labels, announced the signing of the first-ever Webcasting licensing agreement. The agreement reached with the Company for its radiomoi Internet radio station provides the Company with the right to publicly perform sound recordings pursuant to the terms of the newly created statutory license under the Digital Millennium Copyright Act of 1998. The RIAA agreement with the Company is for an initial period that expires on December 31, 2000.
The Company has agreed to pay a royalty of approximately 15 per cent of gross revenues derived from Webcast music to the RIAA to be paid to the copyright owners of such music. There is also a minimum performance amount required.
This same royalty rate applies to the on-demand license agreements which the Company has entered into with more than 100 private labels. On August 11, 1999, the Company and the RIAA entered into an agreement with respect to ephemeral rights, providing the Company with a license to make multiple records via digital transmissions over the Internet (the "Ephemeral Rights Agreement"). The Company has agreed to pay the RIAA a royalty of approximately 2% of gross revenues for such rights. The Company also has applied for the necessary licensing with ASCAP and BMI that represent the publishers and songwriters, and the Harry Fox Agency that collects royalties with respect to mechanical reproduction and usage rights.

radiomoi provides music live-streamed to the listener using the MPEG Layer 3 compression standard (commonly referred to as MP3), which is copyright protected with Fraunhofer Institut Integrierte Schaltungen MultiMedia Protection protocol. These technologies, together with the Company's extensive server-side security, ensure that no permanent copies of sound files ever exist on the listener's computer. The Company has the capability to provide music to listeners in 6 different qualities of Internet transmission compressions. Internet connections as slow as a 28.8 Kbps modem can receive the Company's signal, while listeners with the latest high capacity connections can receive FM stereo quality audio. Additionally, the Company believes that it will be feasible to rapidly adapt to changing technologies and offer new compression levels or types as the market evolves.

Drawing on data collected from Company listeners, radiomoi can target advertising at precisely defined demographic groups, provide advertisers with potential follow-up communications paths (subject to listener approval) and obtain detailed reports on audience interactivity, including without limitation pageviews, audio selections and advertisement reaches.

As of April 2000, radiomoi has signed up over 265,000 subscribers and has played almost 13.5 million songs to its listeners in the first 28 months of operation.

The Company expects radiomoi's subscriber base to significantly increase during the next two years. The Company believes that large numbers of consumers will be drawn to radiomoi because of the Company's brand advertising and increased marketing efforts as well as the radiomoi Website extensive selection and innovative programming structure.

After the listener checks into the radiomoi site by entering a user identification and password, the radiomoi "front lobby" Web page offers a menu of the following available programs:

1. "radiomoi Presents" provides listening options that are developed by the Company's expert musicologists and specially designed algorithms that select recordings automatically from the Company's music database. In each case the actual show sent to the listener is not compiled until it is requested by the listener. radiomoi offers the following listening options for on-line users:

     .    Music Shows: series developed by the Company's musicologists to provide the listener with a comprehensive experience of major music genres. These shows cover an extensive range of modern music, from rave dance to jazz, from oldies to the hottest new music, as well as an "Ultimate Show" and "e.j.'s Choice Show."

     .    Time Machine/Time Traveler: listeners can randomly sample hits of a selected era, or travel through time year by year, according to their specifications.

     .    Instant Radio: allows listeners to pick a genre or multiple genres and hear a show selected randomly from the Company's music database.

     .    My radiomoi: designed to emulate All-Request Radio stations.
        Requested songs become part of an ever-growing show, which can be customized to each listener's tastes and personalities.

     .    Commercial Free Shows: series features commercial free productions sponsored by third party companies.

2. "Music On Demand" offers music-on-demand from a database of almost 14,000 recordings digitized into more than 84,000 music files. As the Company's extended licensing agreements with individual record companies increase, which permit the Company to provide music on-demand access to listeners, the music selection in this segment will continue to expand. Listeners can find songs by browsing through albums by genre, or they can use the Company's powerful, proprietary search engine. Any song they find in the Jukebox can be listened to immediately, or added to fully personalized shows. These shows become the listener's personal archive of favorite music, and may be accessed on an unlimited basis during the period such listener is registered with radiomoi.

3. "I'm the DJ" and "Other DJs" Pages permit shows created in the Music On Demand Jukebox to be played and edited from the "I'm the DJ" pages. Listeners can sort their song lists into any order they choose. Once finished the show can be shared with other radiomoi listeners through the "Other DJs" pages. This feature has been particularly popular to date and has created a dynamic sub-community within the radiomoi Web site.

4. Music Library: Contains the complete catalogue of songs available to radiomoi listeners as well as various information about music and anecdotes about artists and songs.

5. radiomoi Gift Shop features a large catalogue of music and related products which can be ordered online. The Gift Shop is designed to offer product suggestions to listeners while they listen to music. Products can be liked to related music tracks, artists and genres to facilitate optimum advertising sales and marketing programs.

6. "New Music Jukebox" designed to present new music to A&R directors, publishers, band managers, producers of music, film and television and other creative management. The New Music Jukebox permits artists and songwriters to present their new material at a fraction of the cost of conventional mail-outs. The New Music Jukebox provides free access to qualified management to source new material with a minimum of effort and time.

7. "The Record" - On March 1, 2000, the Company purchased a Canadian music information company, The Record. The Company believes this acquisition will enhance its customer base, create additional advertising revenue and give the Company advantages in the Canadian music industry. Expected revenues from The Record's existing contracts are expected to be $165,000 in the first short year. The Record, often described as the Billboard or "bible" of the Canadian music industry, has been an established presence in Canada for 20 years. In August of 1999, The Record transformed itself from a print vehicle, transferring weekly information to a select paid-subscriber list, to a password-protected web site with daily up-dates. The Company's contract with the RIAA will allow The Record to legally stream audio along with information to music industry executives around the globe, and provide a portal for music fans to easily access information about Canada's vibrant music industry. Among Canada's notables are acts such as Bryan Adams, Jann Arden, Bare Naked Ladies, Blue Rodeo, Shania Twain, k.d. lang, Celine Dion, Leonard Cohen, Gordon Lightfoot, Neil Young, Joni Mitchell, Loreen McKennitt, Daniel Lanois, the Tragically Hip, David Foster, Deborah Cox and Diana Krall.

radiomoi Ancillary Record Industry Products

The Company expects to continue to introduce new products and services through its radiomoi product line designed with innovative approaches to entertainment, e-commerce, communications and information needs, including the following record industry products:

     Digital Downloadable Albums: The Company pioneered the "Digital Downloadable Album" (the "DDA") on the Internet. Invented in June 1998, the DDA is a new format that presents a complete album in a single, downloadable, copyrighted and password protected file. It retains order of song play and, in addition to presenting songs, credits, pictures and other elements now available on the CD, it may include videos, games, animation and links to artist and company Web sites. A Company security feature encrypts the DDA file with the purchaser's name and credit card number which requires such information to be entered in order to make a legal copy of the DDA. The Company believes it unlikely that purchasers will share such information on bulletin boards or otherwise, thus preventing illegal copies in lieu of making such copies merely traceable, as alternative illegal prevention systems do, such as digital watermarks. The Company believes that DDA will lower inventory costs, and prevent returns and deletions.

     Demographic Reports: The Company can provide demographic makeup of the listeners who have listened to a unique track or all of a label's tracks, including their sex, age, income and musical preferences. In addition, the Company publishes Top-40 Charts daily, weekly and monthly.

Web Bar Listening Post Product Line
-----------------------------------

The Web Bar Listening Post permits customers in record stores to sample virtually any CD in stock and enables the Company to generate income from sale of hardware, database access fees and cross advertising. The Company believes that the average store can accommodate two to four Web Bar Listening Posts with revenue streams derived from each unit.

The Web Bar Listening Post functions by association of the Company's digital music database to CD package barcodes. No actual CD is required. A customer can simply scan the barcode from store inventory at the listening post and music plays automatically. Additional selections can be played at the touch of the "Next Track" button or another selection can be scanned at any time. Vendors have the option of limiting sample selections to one or more particular tracks from each CD.

The Company has three standard kiosk designs for the Web Bar Listening Post, including two floor models and one wall mount unit. For advanced video systems, large screen monitors can be ceiling-mounted allowing all customers within the store to view selections. These large format systems could be used to preview a live band, for example, debuting a new album and be broadcast to all stores within a chain.

Sound options provide for the use of headphones with replaceable ear pads to reduce health issues, and speakers or sound cones which eliminate health issues and breakage problems.

Connectivity can be accommodated through cable, ISDN, T1 or similar internal communication systems such as WAN or Satellite. The Company has designed all of its Web Bar Listening Posts with remote access programs and on-board diagnostic systems in order to make repairs and update software.

The Web Bar Listening Post has been designed to accommodate third party promotions and various types of advertising both during use and while the machine sits idle or in neutral mode. A variety of reports can be generated from the Web Bar Listening Post, providing retailers, record labels and artists with valuable sales and marketing information on local and regional basis. The Web Bar Listening Post also has the ability to interact with corporate programs and offer a version of an Artist/Title/Song catalogue.

As of April 30, 2000, the Company has been able to secure contracts for its Web Bar Listening Post Product with two major North American chains, Future Shop and Zellers, after successful trials. In addition, the Company is negotiating with several large retail record store chains for additional Web Bar Listening Post installations.

Broadcast Services
-------------------

The Company offers Broadcast Services including digital music file database access and ancillary services to industry and institutional clients.

1. Company Database Access: The Company sells access to its digital music database and broadcast quality music files to radio stations, disc jockeys and other businesses requiring digital music files.

2. Digital conversion of client music libraries: Traditionally, music libraries have consisted of digital and analog physical media. These libraries are labor-intensive and costly to manage. The Company believes that it can significantly reduce the broadcasters' operating costs by completely eliminating the need for a physical library. The Company can convert conventional recording libraries to completely digital archives, stored on the Company's servers. As additional recordings are desired to be added, the broadcaster need only send the original media to the Company, and generally within forty- eight hours it will be digitally available on broadcast quality MP3 files stored on Company servers. Clients will be able to access the digital music library, download the music over the Internet into a cache and proceed with broadcast music program scheduling on systems they are currently using.

3. Fee-Per-Song Conversion: As an alternative to digitizing entire music libraries, the Company offers clients the ability to supplement their libraries by downloading digitized music from Company servers at a fee per song. For the broadcaster who prefers to receive physical media, the Company can supply the music burned onto CDs with larger numbers of tracks. One CD can accommodate 50 to 100 tracks at 256 kbps, or more at lower bitstream qualities.

4. Web Services: The Company offers ancillary Web site design services. The Company's creative and technical team can design, implement, and maintain a Web site that is responsive to the specifications of the broadcaster and provide the necessary hardware and software. The Company can Web-host music on the broadcaster's Web site. Visitors to the station's Web site can live-stream music which appears to be coming from the client's station, but is actually being played from the Company's servers. The client's station DJs can introduce the music and commercials and/or community service announcements can be inserted. The Company has recently entered into a contractual relationship with Citadel Communications, one of the largest broadcast networks in the United States, to design their web presence and stream music for each and every one of their radio stations.

5. Kiosks: The client broadcaster can also use the Company's Listening Kiosks, which are similar to the Web Bar Listening Post, to promote its music in various special purpose locations, such as at radio stations, office lobbies and special event sites. The Company's technology permits visitors to the Kiosk to choose from music that the broadcaster has pre-selected. The music is kept in a local cache and the selections can be updated as often as required. The Kiosk can be built to blend with the decor of its surroundings. The monitor can display album cover graphics and/or anecdotal information about music that is playing as well as other promotional and advertising segments. The broadcaster may also choose to have the monitor display its Web site. Each Kiosk may be customized to the specifications of the broadcaster.

Industrial Sound Services Product Line
--------------------------------------

The Company provides Industrial Sound Services for the music delivery needs of various commercial establishments and businesses such as offices, shopping malls, hotels, industrial plants, hospitals, nursing homes, airports, bars, restaurants, stores, garages and elevators. The Company believes that its digitized and compressed music library provides substantial improvement over conventional public music delivery systems. The Company's MP3 Files stored on its servers provide high quality sound delivery. Significantly, the Company can customize programs to the specifications of each client. Industrial Sound Services offers numerous promotional opportunities for inclusion of commercials to sell products and/or services, messages to motivate employees or clients, information bulletins, community information as well as news and sports updates.

The Solutions Group Product Line
--------------------------------

The Solutions Group ("TSG") is the Company's hardware, software and programming product which supplies computers and technology to music industry businesses (record companies, publishers, performing rights societies) as well as the Company's franchise operators and other companies. The Company acquired TSG on March 1, 1998. TSG's role is to source hardware, software, and maintenance programs to support the Company, its music industry clients, Company franchise operators and other business technical consulting accounts.

Franchise Alliances
-------------------

On January 24, 2000, the Company signed its first franchisee, khaleej.com, a United Arab Emirates' Abu Dhabi-based company. The focus of khaleej.com is Middle Eastern culture and music. The franchise includes territorial distribution rights to radiomoi, the Web Bar Listening Post, Broadcast Services, and the ISS product lines. The franchise territory for khaleej.com covers the Arab world in 40 Middle Eastern, African and Asian countries. khaleej.com, appropriately means "crossing the Gulf (of Persia)" and idiomatically "the Gulf of Knowledge". The Company believes that khaleej.com has a potential customer base of 200 million Arab speaking people around the world.

The Company is currently negotiating with potential franchise operators for other territorial franchise rights in the following countries: India, Korea, Taiwan, Singapore, Holland, Hungary, Scandanavia and Germany. The Company expects to enter negotiations with other potential franchisees from other countries and regions as well. The Company's franchise operators will be contractually required to digitize and compress at least 1,000 songs of their local music genres per month which will be included in the Company's digital music database, and will, on a reciprocal basis, have rights to provide portal access to the Company's digital music database, sell the Company's products and services as well as advertisements in their geographic territory. The contemplated franchise agreements are expected to provide that franchise operators will pay franchise purchase fees, development commitments, annual support payments and royalties. The Company's growth strategy anticipates the addition of up to twenty franchise operators worldwide within three years.

The Company expects to supply hardware, software, installation and remote support services to all franchise operators.

As franchise operators will have the full support of the Company's resources, they are expected to be able to provide local access to the Company's Web site within 90 days from the date of franchise purchase, and to provide local language and regional digital music content within six to nine months.

BUSINESS STRATEGY

The Company's objective is to enhance its leadership position in Internet Webcasting by providing a broad range of high quality music and streaming media content over the Internet as well as specific business-to-business and business-to-consumer services related to the music industry. Key elements of the Company's strategy include:

1. Diversify Revenue Streams Across Advertising, E-Commerce and Other Products

The Company's strategy is to harvest the breadth and uniqueness of music as the global language which the Company believes can generate multiple commercially feasible revenue streams. The Company's primary focus to date has been on building a core digital music database which can be leveraged through a variety of exploitation and delivery modes. The Company's content presentation will continue to provide selections for a broad range of musical interests, tastes, and genre. The interactive structure will enable the Company to collect valuable consumer data. The Company believes its ability to provide access to large, demographically profiled audiences and deliver client-specified digital music resources will be a valuable asset in developing a variety of marketing, data mining, advertising and high quality responsive music delivery services.

2. Create a Unique and Robust Music-Based Experience for Consumers and Business Clients

The Company's strategy focuses on creating an unmatched experience for consumers by offering one of the largest collections of music available online, a rich browsing experience with multiple search classifications and a cost and time efficient way to access music tailored to personal tastes and interests. As bandwidth availability continues to improve, the Company expects to deliver video and an increasing array of interactive multimedia experiences for both individual consumers and business clients. The Company believes the Company's ability to create a personal, engaging experience and permit the Company's business clients to do the same will retain the Company's customer base and increase the Company's audience in the future.

3. Build Brand Awareness

The Company plans to increase brand awareness through a combination of online and offline advertising and promotional activities. The Company has historically benefited from word-of-mouth and growing public awareness of the accessibility of music over the Internet. The

Company intends to achieve greater online and offline awareness by targeted Internet advertising and conventional marketing channels as well as including specific sales programs for the Company's business-to-business products and services.

4. Expand The Company's International Presence

The Company believes it can dramatically increase the number of international consumers through the Company's use of the Internet and the Company's contemplated franchise arrangements. The Company believes its global reach and resources will provide significant attractions for the Company users. The Company intends to increase its international presence by expanding local content and merchandising to various international regions through the Company's franchisees, who will also provide reciprocal local and regional foreign content to the Company.

5. Support New Technology Formats and Standards

The Company intends to support a variety of leading audio compression formats. To date, the Company has primarily utilized the MP3 format due to its high audio quality and status as a widely accepted standard. In the event other compression formats become prevalent, the Company believes that its digital music database can be conformed to substantially all other modes of delivery without interruption and within a very short period of time. The Company's intention is to support standards that are widely accepted by the Internet community.

6. Expand Applications for our Digital Music Database

Some of Company's anticipated future applications for the Company's database of music files include in-flight entertainment, on-site digital jukeboxes, Internet karaoke, chart services, books of music anecdotes, downloads of licensed music, digital downloadable albums, psychedelic light shows over the Internet, pay-for-play and video on demand.

SALES AND MARKETING

Brand recognition of the Company's products and services, especially with respect to radiomoi and the Web Bar Listening Post, is instrumental to the Company's growth. The Company expects that a conventional sales program, including direct mail, telemarketing, trade show appearances and industry association networking will be the key to success of the other product lines and the franchise effort. Since inception, the Company's management team has focused on compilation of the digital music database and Webcasting infrastructure efforts. The Company believes much of the public awareness of radiomoi has been generated by word of mouth. The Company has also benefited from frequent and visible national and local media exposure. The Company expects this media exposure to continue and have undertaken the expansion of its public relations efforts that are focused on generating awareness of the Company and the products and services of all of its product lines both within the music industry and among the general public. The Company's marketing program includes enhancement of priority results of web searches run by persons using search engines such as GoTo.com. During January 2000, GoTo.com alone provided the Company with more than 40,000 visits to the front page of the Company's

Web site. The Company believes that such priority enhancement is an effective marketing tool and intends to continue such practices as an element of the Company's Web site marketing program. In addition, the Company has used a combination of online and offline advertising to generate awareness of the Company's Web site, including an Internet advertising banner campaign to attract new users.

Advertising and Sales

The radiomoi.com website has the capability to deliver revenues through banner advertising, audio radio spots, music industry advertising, radiomoi gift shop sales, and artist and songwriter promotions. The Company sells banner advertising through Flycast Communications Corporation ("Flycast"), a Web-based direct response advertising broker with whom the Company has had an agreement since October 1998. Flycast obtains advertisers for the Company's Web site, subject to Company screening for objectionable content, from a range of advertisers. The pricing and payment for ads varies, with the highest priced ads placed first and if space remains, lower price ads are placed. In the event the Company has surplus ad space available it is contributed to charity. The Company's agreement with Flycast is non-exclusive and may be terminated by either party on 30 days notice. The turnover of advertisers provided by Flycast is substantial and no single advertiser represents a material quantity of Company advertising revenues. In addition to the Company's arrangement with Flycast, the Company intends to offer banner and on-line audio advertising directly to advertisers in the near future. Sponsorship advertising contracts are expected to involve integration with the Company's Web site, such as the placement of buttons that provide users with direct links to the advertiser's Web site. The Company also intends to sell banner and audio advertising on Web Bar Listening Posts. The Company expects radiomoi revenues from audio advertising to commence in the near future.

The Company currently has a full-time sales team of eight persons and expects to grow the team significantly in the near future.

Customers and Suppliers

TSG's principal role is to source hardware, software, and maintenance programs to support the Company, its music industry clients and franchise operators. TSG will also continue to provide information technology consulting services to its own Product clients. The Company believes that the TSG Product has a stable base of clients that will continue to provide revenue to the Company during the foreseeable future, however, there can be no assurance in this regard. The Company believes that TSG's commercial relationships are good and the Company has no reason to believe that it will not continue to do business on the same or similar basis with such clients during the foreseeable future, however, there can be no assurance in this regard. In addition, TSG relies on three principal suppliers for a significant quantity of its supplies: Merisel Canada, Techdata Canada and Ingram Micro Canada. The Company believes that any one of the foregoing suppliers can provide TSG with substantially all materials necessary for it to continue to conduct its business and that additional companies are readily available as commercially reasonable alternative sources to meet TSG Product requirements, however there can be no assurance in this regard.

The Company uses a secure third party data center in Buffalo, New York for access to the Internet. The facility maintains suitable environmental conditions, redundant power sources and network connectivity which are expected to be sufficient for the Company's needs during the foreseeable future. The Company believes that its month-to-month lease at such facility will be renewable as needed on commercially reasonable terms during the foreseeable future and that several alternative Internet access service providers are available to provide substantially the same service on a similar basis in the event of termination of access by such facility, however, there can be no assurance in this regard.

TECHNOLOGY INFRASTRUCTURE

Data Mining, Administration and Warehousing Activities

The Company maintains relational databases which are structured to track the digital music database, Web-site access, music requested and played by individual users and business clients, e-commerce transactions and end-user information. These databases are used to enhance Company administration and provide the Company with valuable information for marketing, sales and development activities. The Company's statistics databases maintain traffic and site analysis information including without limitation, page views, request and search counts, and artist, song and category rankings. The Company's customer and commerce databases, which are firewalled for protection, contain full customer information and transaction histories.

Infrastructure

The Company's technology infrastructure is based on a diverse and redundant architecture designed to be scalable, secure and reliable. The Company's software is a combination of proprietary applications, third party database software and open operating systems that support content acquisition, content management, Web site publication, live streaming of music and media files, business client access to the digital music database and deliveries therefrom, registration and tracking of users, and reporting of information for both internal and external use. The Company has designed its infrastructure to allow each component to be independently scaled to meet or exceed future capacity requirements.

Data Center

The Company's primary Internet servers are located in a secure third party data center in Buffalo, New York, with near 100% redundancy for the entire system available through the Company's principal offices in Toronto. The facility maintains suitable environmental conditions, redundant power sources and network connectivity.

Monitoring of all servers, networks and systems occurs on a continuous basis. The Company employs numerous security systems to protect information stored on the Company's servers, including without limitation, the Company's databases, customer information and music archive. Backups of all databases, data and media files are performed on a daily basis. Data back-up tapes are archived on a regular basis at a remote location.

COMPETITION

The market for the online promotion and distribution of music and music-related products is intensely competitive, barriers to entry to the Internet marketplace are relatively low and the Company expects that competition will continue to increase. The Company has existing competitors with respect to each of its operating product lines. The Company's competition may include, without limitation, (i) Web sites and Internet Webcasters to attract Internet users,
(ii) Internet advertising venues, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets; (iii) conventional retail listening post systems; (iv) Internet and conventional business-to-business music delivery services; (v) purveyors of digital music content who may include, without limitation, Internet and conventional entertainment companies, Internet portals and service providers, local radio and television stations and national radio and television networks; and (vi) Internet and proprietary system computer-related technical service consulting businesses. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, results of operations and financial condition. For a comprehensive overview of the competitive environment affecting the Company, please carefully read the discussion in Item 1 "Description of Business-Risk Factors-The Company Expects Competition to Increase Significantly in the Future."

Increased competition could result in reduced revenues, reduced margins and/or loss of market share, any of which could harm the Company's business.

GOVERNMENT REGULATION

The laws and regulations that govern the Company's business change rapidly. Although the Company's operations are currently based in New York State, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. The following are some of the evolving areas of law that are relevant to the Company's business:

 .    Privacy Law. Current and proposed federal, state and foreign privacy regulations and other laws restricting the collection, use and disclosure of personal information could limit the Company's ability to use the information in the Company's databases to generate revenues.

 .    Encryption Laws. Record industry associations have lobbied the federal government for laws requiring music transmitted over the Internet to be digitally encrypted in order to track music rights and prevent unauthorized use of copyrighted music. If these laws are adopted, the Company may need to incur substantial costs to comply with these requirements or change the way the Company does business.

 .    Content Regulation. Both foreign and domestic governments have adopted and proposed laws governing the content of material transmitted over the Internet. These include laws relating to obscenity, indecency, libel and defamation. The Company could be liable if content delivered by the Company or placed on the Company's website violates these regulations.

 .    Sales and Use Tax. The Company does not currently collect sales, use or other taxes on the sale of goods and services on its website other than on sales in Canada. However, states or foreign jurisdictions may seek to impose tax collection obligations on companies like the Company that engage in online commerce. If they do, these obligations could limit the growth of electronic commerce in general and limit the Company's ability to profit from the sale of goods and services over the Internet.

Because of this rapidly evolving and uncertain regulatory environment, the Company cannot predict how these laws and regulations might affect the Company's business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm the Company by subjecting the Company to liability or forcing the Company to change how the Company does business.

RESEARCH AND DEVELOPMENT

Under the Company's research and development program, Company products are continually subject to re-design and adapted to take advantage of direct improvements in applicable technologies. The Company closely monitors technology developments in digital music delivery over the Internet. The Company's development program also endeavors to incorporate into Company products and services collateral improvements in Web server and Internet related software and hardware systems to remain competitive and synchronized with ancillary and third-party technologies and trends. New Company products and services are conceived, designed and tested by the Company on technology platforms of proven as well as emergent systems. The Company believes that such approach generally minimizes delivery-to-market periods for new products and services. The Company also believes that such undertakings provide the additional benefit of continually enhancing technological expertise for the Company's team of programmers, designers, and systems specialists. With respect to fiscal year ending January 31, 1998, substantially all of the Company's operating budget was committed to research and development of the digital music database and Webcasting technology, amounting to approximately $300,000. The Company expended approximately $237,000 during the fiscal year ended January 31, 1999, for research and development of the digital music database, proprietary software and hardware products, and Webcasting technology, and approximately $661,000 during the fiscal year ended January 31, 2000 for continuing research and development in the same areas.

INTELLECTUAL PROPERTY AND PATENTS

The Company's success will depend in part on its ability to protect proprietary software and other intellectual property. To protect the Company's proprietary rights, the Company relies generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers. Despite these protections, a third party could, without authorization, copy or otherwise obtain access to and use the Company's digital music database, as well as the Company's other products and technologies to develop similar products and technologies independently.

The primary forms of intellectual property protection for the Company's products and services are copyrights and trademarks. The Company has filed an application for a United States trademark registration for musicmusicmusic.com and various other Company brand marks. However, there can be no assurance that the Company will be able to secure such registered trademarks. A significant portion of the Company's marks begin with the words "music" and "radio". The Company is aware of other companies that use "music" and "radio" in their marks, alone or in combination with other words, and the Company does not expect to be able to prevent all third-party uses of the words "music" and "radio". It is possible that competitors of the Company or others will adopt service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. There could also be potential infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term "music" and "radio".

The Company also intends to pursue the registration of its trademarks based upon their anticipated use internationally. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in foreign countries. Many countries have a "first-to-file" trademark registration system and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. The laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions. The Company will provide access to certain of its proprietary rights to franchisees, and these franchisees may fail to abide by compliance and quality control guidelines with respect to the Company's proprietary rights or take actions that could harm the Company's business.

The Company has recently submitted a patent application relating to the Company's digital music database architecture and technology. The Company has no patents which have been granted as of the date of this Report and except for one patent pending have made no other applications for patents. Any pending or future patent applications may not be granted, existing or future patents may be challenged, invalidated or circumvented, and the rights granted under a patent that has issued or any patent that may issue may not provide competitive advantages to the Company. Many of the Company's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, the Company may need either to obtain a license or to design around the patent. The Company may not be able to obtain a required license on acceptable terms, if at all, or to design around the patent.

In addition, patent protection throughout the world is generally established on a country-by-country basis. To date, the Company has not applied for any patents outside the United States. The Company may do so in the future. Copyrights throughout the world are protected by several international treaties, including the Berne Convention for the Protection of Literary and Artistic Works. Despite these international laws, the level of practical protection for intellectual property varies among countries. In particular, United States government officials have criticized countries such as China and Brazil for inadequate intellectual property protection. If the Company's intellectual property is infringed in any country without a high level of intellectual property protection, the Company's business could be harmed.

The Company's agreements with employees, consultants and others who participate in product and service development activities may be breached, the Company may not have adequate remedies for any breach, and the Company's trade secrets may become known or independently developed by competitors.

The Company intends to attempt to avoid infringing on known proprietary rights of third parties. However, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to technologies employed by the Company. If the Company were to discover that its products violate third-party proprietary rights, the Company might not be able to obtain licenses to continue offering these products without substantial reengineering. Efforts to undertake this reengineering might not be successful, licenses might be unavailable on commercially reasonable terms, if at all, and litigation might not be avoided or settled without substantial expense and damage awards.

Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing the Company from distributing certain products and services. These claims could harm the Company's business. The Company also relies on technology that the Company licenses from third parties, including software that is integrated with internally developed software and used in the Company's products and services, to perform key functions. Third-party technology licenses may not continue to be available to the Company on commercially reasonable terms. The loss of any of these technologies could harm the Company's business. Moreover, although the Company is generally indemnified against claims that third-party technology infringes the proprietary rights of others, this indemnification may be unavailable for all types of intellectual property rights, for example, patents may be excluded, and in some cases the scope of indemnification is limited. Even if the Company receives broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify the Company in the event of infringement, resulting in substantial exposure to the Company. Infringement or invalidity claims may arise from the incorporation of third-party technology, and the Company's customers may make claims for indemnification. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product and service redevelopment costs and delays, all of which could harm the Company's business.

The Company currently licenses a software product from Fraunhofer-Gesellschaft that enables the Webcast of streaming media in a secure form to protect against copyright violations through unauthorized copying or distribution. Users are currently able to download electronically copies of the WinPlay3 streaming media player software free of charge. The Company may need to acquire additional licenses from other streaming media companies to meet its future needs. If Fraunhofer-Gesellschaft and providers of other streaming media software charge license fees to consumers and/or the Company for the use of their products, refuse to license such products to the Company, fail to develop products specific to the Company's needs or fail to provide timely support and updates to users, such actions could have a material adverse effect on the Company's business, results of operations and financial condition.

See Item 1 "Description of Business-Risk Factors-Intellectual Property Protection May Be Inadequate."

EMPLOYEES

As of April 30, 2000, the Company had 100 employees, including 46 in production, 10 in sales and marketing, 15 in database development and quality assurance, 10 in web support and musicology, 10 in technology and operations, and 9 in corporate and finance. At January 31, 1999, the Company had 28 employees (5 in sales and marketing, 7 in database development and quality assurance, 5 in web support and musicology, 6 in technology and operations, and 5 in corporate and finance compared to January 31, 1998 when the Company had 12 employees (1 in sales and marketing, 4 in database development and quality assurance, 4 in technology and operations and 3 in corporate and finance). There has been negligible turnover among employees of the Company since inception. The Company considers its relations with its employees to be good. The Company has never had a work stoppage, and no employees are represented under collective bargaining agreements. The Company believes that its future success will depend in part on the Company's continued ability to attract, integrate, retain and motivate highly qualified personnel, and upon the continued service of the Company's senior management and key technical personnel. Competition for qualified personnel in the Company's industry and geographical location is intense, and the Company cannot assure investors that it will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct the Company's business in the future.

                                  RISK FACTORS

The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

RISKS RELATED TO THE COMPANY'S STAGE OF DEVELOPMENT AND BUSINESS MODEL.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES AND ANTICIPATION OF FUTURE LOSSES.

The Company was incorporated in May 1997. The Company commenced Webcasting live audio programming on the Internet on December 25, 1997. The Company first recognized business services revenues in March 1998 and media advertising revenues in October 1998. The Company had net losses in 1999, 1998 and 1997 and the Company expects to incur substantial losses during the next 2 years in connection with growth and development plans. The Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the market for Internet content, business services and advertising. To achieve and sustain profitability, the Company believes it must, among other things, (i) provide easily accessible and extensive music content to Internet users, (ii) successfully market and sell its business products and services,
(iii) effectively develop new and maintain existing relationships with advertisers, content providers, business customers and advertising agencies,
(iv) continue to develop and upgrade its technology and network infrastructure,
(v) respond to competitive developments, (vi) successfully introduce enhancements to its existing products and services to address new market demands, technologies and standards, (vii) successfully establish worldwide franchise relationships, and (viii) attract, retain and motivate qualified personnel. The Company's operating results are also dependent on factors outside the control of the Company, such as the availability of continued rights to Webcast music over the Internet and the development of broadband networks that support multimedia streaming. There can be no assurance that the Company will be successful in addressing these and other risks, and failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, the limited operating history of the Company makes the prediction of future operating results difficult or impossible, and there can be no assurance that the Company's revenues will increase or even continue at their current level, or that the Company will achieve or maintain profitability or generate sufficient cash from operations in future periods. The Company expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. For these and other reasons, there can be no assurance that the Company will ever achieve profitability or, if profitability is achieved, that it can be sustained. See Item 2 "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE COMPANY HAS A NEW AND UNPROVEN BUSINESS MODEL.

The Company's model for conducting business and generating revenues is new and unproven. The Company's business model depends upon the Company's ability to generate revenue streams from multiple untested sources, including:

 .    radiomoi: banner advertising, audio radio spots, music industry advertising, radiomoi gift shop sales, artist and songwriter promotions;

 .    Web Bar Listening Post: hardware sales, access to barcoded database advertising and custom programming;

 .    Broadcast Services: use of digital archive, Webcaster Web site design and promotions;

 .    Industrial Sound Services: hardware sales, commercial access to the
   Company's digital music database; design and implementation of customized Web sound-delivery systems;

 .    The Solutions Group: continued sales of hardware and software to its existing customer base enhanced by sales to its new streaming music customer base;

 .    Franchising: sales of franchises, adequate franchise fees, setup charges, annual fees and royalties; and

 .    Leveraging joint ventures/acquisitions and the Company's aggregated marketing information.

It is uncertain whether a company that relies principally on a digital music database and computer technology expertise can generate sufficient revenues to survive. As of March 2000, two of the Company's product lines, radiomoi and The Solutions Group, and the Company's franchise operations are producing revenues and as of April 2000, the Company's Web Bar Listening Post, Broadcast Services and Industrial Sound Services product lines are producing revenues. The Company cannot assure investors that the Company's business model will succeed or will be sustainable.

In order for the Company's business to be successful, the Company must not only develop services that directly generate revenue, but also provide content and services that attract consumers and business clients to the Company's digital music database frequently through the Company's Web site or other modes of access. The Company will need to expand the Company's digital database of music, develop new formats and offerings as consumer preferences and business needs change and as new competitors emerge. The Company cannot assure investors that the Company will be able to provide consumers and businesses with an acceptable blend of products, services, and other offerings that will continue to attract consumers and/or generate revenues. The Company provides many products and services without charge, and the Company may not be able to generate sufficient revenue to adequately compensate the Company for these products and services. Accordingly, the Company is not certain that the Company's business model will be successful or that it can sustain revenue growth or be profitable.

THE COMPANY IS COMPETING IN A NEW MARKET.

The market for Internet music promotion and distribution is new and rapidly evolving. As a result, demand and market acceptance for the Company's products and services are subject to a high degree of uncertainty and risk. The Company cannot assure investors that consumers will continue to be interested in listening to or purchasing music through the Internet, or if so, through the Company's facilities. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or the Company's products and services do not achieve or sustain market acceptance, the Company's business could be harmed.

The Company believes the future popularity of live-streaming digital music will depend, in part, on the availability of adequate technology owned by the consumer to play this music. To the extent that consumer acceptance or distribution of this software is not available without charge or at affordable prices, the Company's market, and thus a portion of the Company's revenues, may not grow at a sufficient pace and the Company's business could be harmed.

UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS.

Because of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The market for the Company's business services and products, including without limitation, and the long-term acceptance of web based advertising, are uncertain. The Company currently intends to increase substantially its operating expenses in order to, among other things, (i) expand its bandwidth capacity, (ii) fund increased sales and marketing activities,
(iii) acquire additional content, (iv) develop and upgrade technology, (v) purchase equipment for its operations, (vi) employ additional personnel and
(vii) expand its administrative and operations facilities. The Company's expense levels are based, in part, on its expectations with regard to future revenues, and to a large extent such expenses are fixed, particularly in the short term. To the extent the Company is unsuccessful in increasing its revenues, the Company may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce its operating expenses, causing it to forego potential revenue generating activities, either of which could cause a material adverse effect in the Company's business, results of operations and financial condition.

The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include (i) the cost of acquiring content, (ii) demand for the Company's business services, (iii) demand for Internet advertising, (iv) seasonal trends in Internet and advertising placements, (v) advertising cycles for, or the addition or loss of, individual advertisers, (vi) the level of traffic on the Company's Web site, (vii) the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, (viii) price competition or pricing changes in Internet broadcasting services, and in Internet advertising, (ix) retained demand for record store listening posts, (x) the level of and seasonal trends in the demand for digital music files and the use of the Internet, (xi) technical difficulties or system downtime, (xii) the cost to acquire sufficient bandwidth or to integrate efficient Webcasting technologies to meet the Company's needs, (xiii) introduction of new products or services by the Company or its competitors, (xiv) general economic conditions and economic conditions specific to the Internet, such as electronic commerce and online media and (xv) sufficient interest on the part of potential franchisees to purchase Company franchise licenses. Lack of performance of any one of these factors could cause the Company's revenues and operating results to vary significantly in the future. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could cause significant declines in the Company's quarterly operating results.

Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, it is possible that the Company's operating results in one or more quarters will fail to meet the expectations of securities analysts or investors. In such event, the price of the Company's Common Stock (the "Common Stock") could be materially adversely affected. See Item 2 "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Solutions Group Product has produced the most significant amount of Company revenues as of the date of this Report. The Company believes that this product has a stable base of clients that will continue to provide revenue to the Company during the foreseeable future, however, there can be no assurance in this regard. Two clients each represent a significant portion of TSG's revenues. The Company believes that TSG's commercial relationships are good with these clients and the Company has no reason to believe that it will not continue to do business on the same or similar basis with these clients during the foreseeable future, however, there can be no assurance in this regard. In addition, TSG relies on three principal suppliers for a significant quantity of its materials. The Company believes that any one of its suppliers can provide TSG with substantially all materials necessary to conduct its business and that additional companies are readily available as commercially reasonable alternative sources to meet TSG's requirements, however, there can be no assurance in this regard. If TSG is not able to sustain its client and supplier business relationships on the same or similar basis as presently conducted, the Company's business, results of operations and financial condition could be adversely affected.

FAILURE TO MANAGE GROWTH COULD HARM THE COMPANY.

The Company is experiencing a period of rapid expansion in product development, Web site traffic, facilities and infrastructure. The Company expects further significant expansion will be required to address potential growth in the Company's consumer bases, the breadth of the Company's product and service offerings, and other opportunities. This expansion has placed, and the Company expects it will continue to place, a significant strain on the Company's management, operational and financial resources. If the Company is not able to adequately manage growth the Company may be adversely affected.

UNCERTAIN ACCEPTANCE OF THE INTERNET AS AN ADVERTISING MEDIUM.

The market for Internet advertising has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The Company's ability to generate advertising revenue will depend on, among other factors, (i) development of the Internet as an advertising medium, (ii) pricing of advertising on other Web sites, (iii) the amount of traffic on the Company's Web site, (iv) the Company's ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers, (v) development and expansion of the Company's advertising sales force and (vi) establishment and maintenance of desirable advertising sales agency relationships. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Web-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Web-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to enable Web-based advertising to become a significant advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition could be materially adversely affected. See Item 1 "Description of Business-Sales and Marketing."

RIAA LICENSE AND LICENSE FEES PAYABLE TO CONTENT PROVIDERS.

On April 26, 1999, the Company became the first Webcaster to be licensed by the Recording Industry Association of America, (the "RIAA"), the trade group representing U.S. record labels. This license (the "Webcasting Agreement") gives radiomoi the rights to publicly perform sound recordings in accordance with the Digital Millennium Copyright Act. The Company has agreed to pay to the RIAA a royalty of 15 per cent of gross revenues which it derives through Webcast music. On August 11, 1999, the Company and the RIAA entered into an agreement with respect to ephemeral rights, providing the Company with a license to make multiple records by digital transmissions (the "Ephemeral Rights Agreement"). The Company has agreed to pay the RIAA a royalty of approximately 2% gross revenues for such rights. Each of the Webcasting and Ephemeral Rights Agreements shall continue through December 31, 2000. The Company expects that it will be able to renew each of the Webcasting and Ephemeral Rights Agreements following their initial terms, however, the RIAA may choose not to renew such agreements or may terminate such agreements prior to the expiration of their terms if the Company fails to fulfill its contractual obligations. The early termination of such RIAA agreements or the Company's inability to renew such agreements would materially and adversely affect the Company's ability to continue its Webcasting business. In addition, the Company's inability to secure or arrange for similar licenses from foreign performance rights societies with respect to Company franchisees would decrease the availability of content that the Company can offer users, which could also have a material adverse effect on the Company's business, results of operations and financial condition. The Company and the RIAA have agreed in principle to enter into an additional agreement with respect to business-to-business delivery of music over the Internet (the "Business-To-Business Agreement"). There can be no assurance that the Company will be able to renew the Webcasting and Ephemeral Rights Agreements or enter into a Business-To-Business Agreement on favorable terms, if at all. There can be no assurance that the Company's content providers, performance rights societies and other licensing agencies will enter into or renew agreements with the Company on the same or similar terms as those currently in effect or on terms acceptable to the Company if no agreement is in effect. In addition, if the Company is required to pay increased licensing fees with respect to its content licenses, increased payments could have a material adverse effect on the Company's business, results of operations and financial condition.

UNCERTAIN ACCEPTANCE OF THE COMPANY'S SERVICES AND BUSINESS PRODUCT LINES.

The Company's ability to establish and maintain a leadership position in Internet and intranet broadcasting for businesses and in the distribution of music will depend on, among other things, (i) the Company's success in providing quality programming selections, (ii) the Company's marketing and sales efforts,
(iii) market acceptance of the Company's current and future service and product offerings, (iv) the reliability of the Company's networks, services and products and (v) the extent to which end users are able to receive the Company's broadcasts at adequate bitstream rates to provide for high quality services, none of which can be assured. The Company operates in a market that is at a very early stage of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed competing broadcasting and distribution services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty and risk. Sales of the Company's business services may require an extended sales effort in certain cases. In addition, potential customers must accept the Company's audio Webcast services as a viable alternative to traditional media. Because the market for the Company's business services is new and evolving, it is difficult to predict the size of this market and its growth rate, if any. In addition, it is not known whether businesses and other organizations will utilize digital music files and/or the Internet to any significant degree. There can be no assurance that the market for the Company's business services will continue to develop or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's Web site does not achieve or sustain market acceptance, the Company's business, results of operations and financial condition could be materially adversely affected.

UNCERTAIN ACCEPTANCE OF STREAMING MEDIA TECHNOLOGY.

The Company's success depends on market acceptance of streaming media technology. Prior to the advent of streaming technology, Internet users could not initiate the playback of audio clips until such content was downloaded in its entirety, resulting in significant waiting times. As a result, true broadcasts of audio content over the Internet or intranets were not possible. Early streaming media technology suffered from poor audio quality, and in some cases is still of lower quality than traditional media broadcasts. In addition, congestion over the Internet and packet loss may interrupt audio streams, resulting in unsatisfying user experiences. In order to receive streamed media adequately, users generally must have multimedia PCs with certain microprocessor requirements and at least 28.8 kbps Internet access as well as streaming media software. Users typically electronically download such software and install it on their PCs. Although the Company provides a streaming media player without charge over the Internet to its users, such installation may require technical expertise that some users do not possess. In addition, older versions of certain Web browsers may need to be reconfigured in order to receive streaming media from the Company's Web site. Furthermore, in order for users to receive streaming media over corporate intranets, information systems managers may need to reconfigure their intranets. Because of bandwidth constraints on corporate intranets, some information systems managers may elect to block reception of streamed media. Widespread adoption of streaming media technology depends on overcoming the foregoing obstacles, improving audio quality for all users and educating customers and users in the use of streaming media technology. If streaming media technology fails to achieve broad commercial acceptance or such acceptance is delayed, the Company's business, results of operations and financial condition could be materially adversely affected. See Item 1 "Description of Business-Risks Related To Sales, Marketing And Competition" and "Description of Business-Competition."

The Company's Internet radio business concept for radiomoi is based entirely on the streaming media model. The alternative mode of delivery, employed by several competitors of the Company, is to provide for downloading music files over the Internet. A music file that is downloaded must be transferred in its entirety to the user's local PC before it can be opened and played. Although the same music file can be accessed and heard in streamed-media within a much quicker time frame, consumers may prefer downloaded media because it can be of very high quality, essentially equal to CD audio, and can be saved to a local hard drive and/or transferred onto writable CDs, or stored in digital storage devices such as the "Diamond Rio" player. Conversely, the Company's streaming media content is copyright protected, but it is not widely used, is generally of lesser quality, and cannot be saved on local media or played from portable devices. Streaming media may also be subject to interruption due to network limitations on the end-user's computer or between the source and recipient. If consumers prefer to use the download mode for delivery of music files instead of accessing streaming media content, this could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON PROVIDERS OF STREAMING MEDIA PRODUCTS.

The Company currently licenses a software product from Fraunhofer-Gesellschaft, the WinPlay 3, that enables the Webcast of streaming media in a secure form to protect against copyright violations through unauthorized copying or distribution. The Company may need to acquire additional licenses from other streaming media companies to meet its future needs. Users are currently able to electronically download copies of the WinPlay3 streaming media player software free of charge. If providers of streaming media software substantially increase license fees charged to the Company for the use of their products, refuse to license such products to the Company, fail to develop products specific to the Company's needs, begin charging users for copies of their player software, or fail to provide timely updates in response to industry developments, such actions could have a material adverse effect on the Company's business, results of operations and financial condition.

DEVELOPMENT OF NEW STANDARDS FOR THE ELECTRONIC DELIVERY OF MUSIC MAY THREATEN THE COMPANY'S BUSINESS.

The Company currently relies on MP3 technology as a delivery method for the digital distribution of music. MP3 is an open standard adopted by the Moving Picture Experts Group for the compression of audio files. The Company does not own or control MP3 technology. The onset of competing industry standards for the electronic delivery of music could significantly affect the way the Company operates its business. For example, some of the major recording studios have recently announced a plan to develop a universal standard for the electronic delivery of music, called the Secured Digital Music Initiative, or SDMI, and have announced their intention to make this the standard Internet delivery method for music. In addition, major corporations such as Microsoft Corporation, IBM Corporation, AT&T Corp. and Sony Corporation have launched efforts to establish proprietary audio formats that will compete with the MP3 format. Some competitive formats offer security and rights-tracking features that MP3 technology does not currently offer. These features are especially popular among certain groups associated with the traditional music industry, and are being promoted by some of the Company's competitors. Widespread industry and consumer acceptance of any of these audio formats could significantly harm the Company's business if the Company is unable to adapt and respond to such changing standards.

Although the Company is not tied exclusively to the use of MP3 technology or to any other specific standard for the electronic delivery of music, if a proprietary, or closed, music delivery format receives widespread industry and consumer acceptance, the Company may be required to license additional technology and information from third parties in order to adopt such a format. The Company cannot assure investors that this third-party technology and information will be available to the Company on commercially reasonable terms, if at all. In the event other compression formats become the industry norm, any failure by the Company to obtain any of these technology and information licenses or to successfully reconfigure the Company's music library to support these technologies could prevent the Company from making the Company's music available in the most widely accepted formats, which could make the Company's offerings less popular or inaccessible to the Company's consumers and thus harm the Company's business.

MP3 TECHNOLOGY IS CONTROVERSIAL WITHIN THE TRADITIONAL MUSIC INDUSTRY AND MAY FACE CONTINUED OPPOSITION, WHICH MAY HARM THE COMPANY'S BUSINESS.

The traditional music industry has not embraced the development of the MP3 format to deliver music, in part because users of MP3 technology can download and distribute unauthorized or "pirated" copies of copyrighted recorded music over the Internet. Although the Company's business model for the digital distribution of music does not facilitate music piracy and can support multiple audio compression and delivery technologies, the Company's brand identity is largely linked to the MP3 technology. As a result and despite the Company's Webcasting license granted by the Record Industry Association of America, the Company may face public opinion opposition from a number of different sources due solely to the Company's use of MP3 technology and its potentially negative associations. In addition, adverse news or events relating to MP3 technology may lead to confusion in the public markets regarding the Company and its prospects, and may harm the Company's business.

THE COMPANY'S BUSINESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET, AVAILABILITY OF INCREASED BANDWIDTH TO CONSUMERS AND STREAMING MEDIA CONTENT ON THE INTERNET.

Rapid growth and interest in the Internet is a recent phenomenon and there can be no assurance that acceptance of the Internet will continue to develop or that a sufficient base of users will emerge to support the Company's business.
Future revenues of the Company will depend largely on the widespread acceptance and use of the Internet as a source of multimedia information and entertainment and as a vehicle for commerce in goods and services. The Internet may not be widely accepted as a viable commercial medium for broadcasting multimedia content, if at all, for a number of reasons, including (i) potentially inadequate development of the necessary infrastructure, (ii) inadequate development of enabling technologies, (iii) lack of acceptance of the Internet as a medium for distributing streaming media content and (iv) inadequate commercial support for Web-based advertising. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it, specifically the demands of delivering high-quality audio content. Furthermore, user experiences on the Internet are affected by access speed. There is no assurance that broadband access technologies, such as ADSL and cable modems, will become widely adopted. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in unacceptable response times and could adversely affect use of the Internet, generally, and of the Company's Web site and delivery of the Company's products over the Internet in particular. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support the growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

RISK OF TECHNOLOGICAL CAPACITY AND CHANGE.

The market for Internet broadcast services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company to effectively use leading technologies, continue to develop its technological expertise, enhance its current services and continue to improve the performance, features and reliability of its infrastructure. Changes in infrastructure, transmission and content delivery methods and underlying software platforms and the emergence of new broadband technologies, such as ADSL and cable modems, could dramatically change the structure and competitive dynamic of the market for streaming media solutions. In particular, technological developments or strategic partnerships that accelerate the adoption of broadband access technologies or advancements in streaming and compression technologies may require the Company to expend significant resources to address these developments. There can be no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its digital music database, Web site, services, products and delivery modes. A failure by the Company to rapidly respond to technological developments could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the "hackers" problems. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of music as well as an inconvenient or uneconomical source of access to, and delivery of, music-related products and services. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products and services that the Company offers. See Item 2 "Financial Information-Management Discussion and Analysis of Financial Condition and Results of Operations-Year 2000 Disclosure."

THE COMPANY MAY HAVE DIFFICULTY COMPETING FOR OR EXECUTING STRATEGIC ALLIANCES AND ACQUISITIONS.

The Company's business strategy includes entering into franchise arrangements. The Company may also pursue the acquisition of new or complementary businesses, services or technologies, although the Company has no present understandings, commitments or agreements with respect to any material acquisitions or investments at this time. The Company cannot assure investors that its franchise strategy or any other strategic alliance will be successful. The Company may be unable to enter into future franchise arrangements on commercially reasonable terms, if at all. Even if the Company is successful in entering into franchise agreements, the Company may not be able to maintain adequate uniform standards, controls, procedures and policies, and the demands of such franchise arrangements may impair relationships with employees, customers and other strategic partners. Granting franchises or entering into other strategic alliances could disrupt the Company's ongoing business, distract the Company's management and employees and increase the Company's expenses.

FINANCIAL RISKS
---------------

THE COMPANY EXPECTS NET LOSSES IN THE FUTURE.

The Company expects substantial net losses and negative cash flow for the
foreseeable future.   The Company believes it is critical to its long term
success that it continue to develop brand awareness and loyalty through marketing and promotion, expand the Company's consumer networks, develop the Company's online content and expand the Company's other products and services. The Company expects that its operating expenses will increase significantly during the next several years, especially in sales and marketing. With increased expenses, the Company will need to generate significant additional revenues to achieve profitability. As a result, the Company may never achieve or sustain profitability and, if the Company does achieve profitability in any period, it may not be able to sustain or increase profitability on a quarterly or annual basis.

THE COMPANY MAY NEED TO OBTAIN ADDITIONAL FINANCING.

The Company may need to raise additional funds in order to (i) finance unanticipated working capital requirements; (ii) develop or enhance existing services or products; (iii) fund certain distribution relationships; (iv) respond to competitive pressures; or (v) acquire complementary businesses, technologies, content or products. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience dilution and such securities may have rights, preferences or privileges senior to those of the holders of Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants that would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If additional funds are not available or are not available on acceptable terms, the Company may not be able to adequately respond to competitive pressures and the Company's business could be harmed.

FOREIGN CURRENCY EXCHANGE.

The treaty establishing the European Community, as amended by the Treaty on European Union (the "Maastricht Treaty"), to which the Federal Republic of Germany is a signatory, provided that on January 1, 1999, the Euro became legal tender in those Member States of the European Monetary Union ("EMU") that satisfied the convergence criteria set forth in the Maastricht Treaty, including Germany. Prices quoted for the shares of Common Stock on the Neuer Markt of the Frankfurt Stock Exchange are quoted in Euros.

The Company does not currently anticipate paying any dividends to shareholders. However, any dividends declared by the Company would be paid in U.S. dollars, and exchange rate fluctuations would affect the Euro equivalent of any cash dividend received by holders of shares of Common Stock whose local currency is in Euros.

A substantial portion of the Company's revenues is denominated in currencies other than the U.S. dollar. Accordingly, the Company's results of operations and financial condition may be effected by fluctuations in the rate of exchange between such currencies and the U.S. dollar. Moreover, the Company may incur costs in connection with conversions between currencies. Although the Company attempts to monitor its exposure to currency fluctuations by continuously reviewing actual and anticipated changes in exchange rates and general economic conditions in the countries in which the Company operates, as well as its actual and anticipated sources and uses of various foreign currencies, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations and financial condition.

Furthermore, a substantial amount of assets of the Company are held in Euros. The value of the Euro has declined approximately 10% since the Company's offering of Common Stock on the Neuer Markt of the Frankfurt Stock Exchange. Any further decline in the value of the Euro in relation to the U.S. and/or Canadian dollar could materially and adversely affect the Company's operations.

RISKS RELATED TO SALES, MARKETING AND COMPETITION
-------------------------------------------------

THE COMPANY'S GROWTH WILL DEPEND ON ITS ABILITY TO DEVELOP BRAND RECOGNITION FOR ITS PRODUCT LINES.

The Company believes that its historical growth and brand recognition have been largely attributable to word of mouth. The Company has also benefited from frequent and visible media exposure. The frequency or quality of this media exposure may not continue. The Company believes that continuing to strengthen the Company's brand will be critical to achieve widespread acceptance of the Company's products and services. Favorable public perception of the Company's brand will depend largely on the Company's ability to continue providing users with high quality products and services and the success of the Company's marketing efforts. The Company plans to increase its marketing expenditures to create and maintain brand recognition. However, brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses the Company incurs in building its brand.

The growth of the Company's business will also depend on the Company's ability to develop a brand identity that transcends a mere identity as an Internet music broadcaster. The Company must pursue a brand development strategy that identifies the Company as a comprehensive Internet resource for high quality music and entertainment.

THE COMPANY'S MARKETING AND SALES EFFORTS RELY HEAVILY ON ITS ABILITY TO COLLECT INFORMATION.

The Company plans to use consumer data to expand, refine and target its marketing and sales efforts. The Company collects most of its data from usage of its digital music database. If a large proportion of users impede the Company's ability to collect data or if they falsify data, the Company's marketing and sales efforts and advertising revenues would be less effective. In addition, laws relating to privacy and use of the Internet to collect personal information could limit the Company's ability to collect data and utilize the Company's database.

THE COMPANY EXPECTS COMPETITION TO INCREASE SIGNIFICANTLY IN THE FUTURE.

The market for Internet broadcasting and services is highly competitive and the Company expects that competition will continue to intensify. The Company competes with (i) other Web sites and Internet Webcasters to attract users, (ii) Internet and conventional business-to-business music delivery services, (iii) other Internet advertising venues, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets and (iv) local radio and television stations and national radio and television networks for sales of advertising. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures faced by the Company, including those described below, will not have a material adverse effect on the Company's business, results of operations and financial condition.

The market for the online promotion and distribution of music and music-related products in particular is competitive. Barriers to entry on the Internet are relatively low, and the Company expects competition to increase significantly in the future. The Company faces competitive pressures from numerous actual and potential competitors, including:

     .    Providers of online music content, of which the Company currently estimates there are more than 2,000 of varying subject matter, size, fee structure, music delivery mode, and visibility, including, but not limited to, mp3.com, www.com, crunch music, eatsleepmusic.com, emusic.com, Internet Underground Music Archive, LiquidAudio.com, listen.com, ubl.com, musicmatch.com, riffage.com, shoutcast.com, spinner.com, netradio.com and worldwidebands.com.

     .    Providers of online multimedia content, which may include music content, such as audible.com, audiohighway.com, bn.com (Barnes and Noble), broadcast.com, download.com, launch.com, librius.com, sighsound.com, sonicnet.com, and Web sites of other companies.

     .    Companies offering MP3 or other audio compression formats, such as those of AT&T Corp., IBM Corporation, Liquid Audio, Inc., Microsoft Corporation and RealNetworks, Inc. Some of these companies also offer customers the ability to download music from their Web sites.

     .    Online destination sites with greater resources than the Company, such as online music retailers like Amazon.com, Inc. and online "portals" such as America Online, Inc., Excite, Inc., Infoseek Corporation, Lycos, Inc. and Yahoo!, Inc.

     .    Traditional music industry companies, including BMG Entertainment, a unit of Bertelsmann AG; EMI Group plc; Sony Corporation; Time Warner Inc.; and Universal Music Group, a unit of the Seagram Company Ltd., have recently entered the online commercial community and are currently backing the SDMI security format.

Competition among Web sites that provide broad public appeal content, including streaming media content, is intense and is expected to increase significantly in the future. The Company competes against a variety of businesses that provide content through one or more mediums, such as print, radio, television, cable television and the Internet. Traditional media companies that have not established a significant presence on the Internet may expend resources to establish such a presence in the future. The Company competes generally with other content providers for the time and attention of users and for advertising revenues. To compete successfully, the Company must provide sufficiently compelling and popular content to generate users, support advertising intended to reach such users and attract business and other organizations seeking Internet broadcasting and distribution services. The Company believes that the principal competitive factors in attracting Internet users are the quality of service and the relevance, timeliness, depth and breadth of content and services offered. In the market for Internet distribution of radio broadcasts, the Company competes with Internet Service Providers ("ISPs") and conventional radio stations and networks that originate their own Internet broadcasts. The Company also competes for the time and attention of Internet users with thousands of unrelated Web sites operated by businesses and other organizations, individuals, governmental agencies and educational institutions. For example, certain Web sites may provide a collection of links to other Web sites with streaming media content. The Company expects competition to intensify and the number of competitors to increase significantly in the future. In addition, as the Company expands the scope of its content and services, it will compete directly with a greater number of Web sites and other media companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services in the future.

Competitive elements in the online music promotion and distribution industry include: quantity and variety of digital recorded music content; ability of consumers to search and sample music according to their preferences; ease of downloading music; fidelity and quality of sound of the music; and ability to promote our Web site, both online and through traditional marketing, concerts and strategic alliances. The Company believes that the web site generally competes favorably with respect to the foregoing criteria. However, many of the Company's existing and potential competitors have longer operating histories, greater brand name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than the Company does. The Company cannot assure investors that Web sites maintained by its existing and potential competitors will not be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior. The Company also cannot assure investors that it will be able to maintain or increase the Company's Web site traffic levels, purchase inquiries and number of click-throughs on its online advertisements or that competitors will not experience greater growth than the Company in these areas.

With respect to each of the Company's operating product lines, the Company has competitors, including, without limitation, other Internet Webcasting companies, conventional retail listening post companies, conventional radio station broadcasters, companies that provide "canned" services to businesses, and existing technical consulting organizations. Principal competitive factors include selection, price, transmission quality, transmission speed, reliability of service, ease of access, ease of use, customer support, brand recognition, operating experience and duration of existing contractual relationships. The Company's current and potential competitors may have significantly greater financial, technical and marketing resources, longer operating histories and greater brand recognition. Traditional vendors may allow for a more familiar user experience. As prices for Webcasting systems decrease and transmission quality increases, the installed base of webcasting systems may increase. Companies that provide media streaming software may also enter the market for Internet broadcast services. If media streaming technology and backbone bandwidth becomes more readily available to companies at low prices, some of the Company's customers may decide to compete with the Company. In addition, local exchange carriers, ISPs and other data communication service providers may compete in the future with a portion of, or all of, the Company's business services as technological advancements facilitate the ability of these providers to offer such services, provided they have access to or can construct a comparable database of digital music. There can be no assurance that the Company will be able to compete successfully against its current or future competitors.

The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of users accessing the Company's Web site, the demographics of the Company's users, the Company's ability to deliver focused advertising and interactivity through its Web site and the overall cost-effectiveness and value of advertising offered by the Company. There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition. The Company believes that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, the Company may face increased pricing pressure for the sale of advertisements. Reduction in the Company's Web advertising revenues in the future would have a material adverse effect on the Company's business, results of operations and financial condition.

The Company competes for conventional media advertising sales with national radio and television networks, as well as local radio and television stations. Local radio and television content providers and national radio and television networks may have larger and more established sales organizations than the Company. These companies may have greater name recognition and more established relationships with advertisers and advertising agencies than the Company. Such competitors may be able to undertake more extensive marketing campaigns, obtain a more attractive inventory of ad spots, adopt more aggressive pricing policies and devote substantially more resources to selling advertising inventory. The Company's conventional media advertising sales efforts may depend on the Company's ability to obtain an inventory of ad spots in targeted radio and television markets. If the Company is unable to obtain such inventory, it could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, certain companies have agreed to work together to offer music over the Internet, and the Company may face increased competitive pressures as a result. For example, in May 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities. Sony has announced that it will make its music content downloadable from the Internet using Microsoft's multimedia software. In addition, Universal Music Group and BMG Entertainment have recently announced a joint venture to form an online music store.

With respect to all of the Company's product lines, many of the Company's existing and potential competitors have longer operating histories, greater brand name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than the Company does. The Company cannot assure investors that products and services delivered by existing and potential competitors will not be perceived by consumers and music-related vendors or advertisers as being superior to the Company's. The Company also cannot assure investors that the Company will be able to establish, maintain and increase a sustainable level of sales of products and services or that competitors will not experience greater growth in these areas than the Company does.

Increased competition in one or more of the Company's operating Product areas could result in reduced margins and loss of market share which could harm the Company's business.

RISKS RELATED TO OPERATIONS
---------------------------

THE COMPANY'S BUSINESS COULD BE HARMED IF THE COMPANY LOSES MEMBERS OF OR FAILS TO DEVELOP ITS MANAGEMENT TEAM.

The Company's future performance will be substantially dependent on the continued services of the Company's management and the Company's ability to attract, retain and motivate them. The loss of the services of any of the Company's officers or senior managers could harm the Company's business. See
Item 6 "Executive Compensation-Employment and Consulting Contracts."

The Company expects to recruit middle and senior level management to provide for the growth of the Company's business. Most of these individuals will not have previously worked together and will have to be integrated as a management team. If the Company's managers are unable to work effectively as a team, the Company's business would be harmed. The Company does not maintain "key person" life insurance policies on certain of the Company's personnel, including the Company's President and Chief Executive Officer.

THE COMPANY MAY NOT BE ABLE TO HIRE AND RETAIN A SUFFICIENT NUMBER OF QUALIFIED EMPLOYEES.

The Company's future success will depend on the Company's ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers, Web designers and advertising sales personnel, and the Company may be unable to successfully attract sufficiently qualified personnel. To manage the expected growth of the Company's operations, the Company will need to integrate these employees into the Company's business. The Company's inability to hire, integrate and retain qualified personnel in sufficient numbers may reduce the quality of the Company's products and services, and could harm the Company's business.

THE COMPANY MUST CONTINUE TO UPGRADE ITS TECHNOLOGY INFRASTRUCTURE.

The Company must continue to add hardware and enhance software to accommodate the increased content and use of the Company's digital music database. If the Company is unable to increase the data storage and processing capacity of the Company's systems at least as fast as the growth in demand, the Company's digital music database may become unstable and may fail to operate for unknown periods of time which could affect the Company's Web site traffic and delivery of products and services in all of the Company's operating product lines. Unscheduled downtime could harm the Company's business and also could discourage users of the Company's Web site and reduce future revenues.

RISK OF SYSTEM FAILURE, DELAYS AND INADEQUACY; SINGLE SITE.

The performance, reliability and availability of the Company's digital music database Web site and network infrastructure are critical to the Company's reputation and ability to attract and retain users, advertisers and content providers. A large portion of the Company's server infrastructure is located at a single facility located in Buffalo, New York. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, other natural disasters and similar events. Although the Company maintains backup data systems and carries business interruption insurance in amounts which the Company believes reasonable to compensate it for losses that may occur in the event of unexpected disruption of business operations, the Company does not presently have redundant physical facilities or a formal disaster recovery plan. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers and, if sustained or repeated, could reduce the attractiveness of the Company's Web site to such entities or individuals. In addition, because a substantial portion of the Company's revenues are directly related to the digital music database, system interruptions that result in the unavailability of the Company's Web site or slower response times for access to the digital music database could have a material adverse effect on the Company's business, results of operations and financial condition.

A sudden and significant increase in traffic on the Company's Web site could strain the capacity of the software, hardware and telecommunications systems deployed or utilized by the Company, which could lead to slower response times or system failures. The Company is also dependent upon Web browsers, ISPs and online service providers ("OSPs") to provide Internet users access to the Company's Web site. Users may experience difficulties accessing or using the Company's Web site due to system failures or delays unrelated to the Company's systems. These difficulties may negatively affect audio quality or result in intermittent interruption in programming. In addition, the Company relies on third party ISPs to provide hosting services with respect to some of the Company's content providers. Any sustained failure or delay could reduce the attractiveness of the Company's business service customers, Web site users, advertisers and content providers. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

THE COMPANY WOULD BE HARMED IF SECURITY MEASURES FAIL.

The Company's networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems despite the Company's implementation of security measures. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. The Company may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although the Company intends to continue to implement industry-standard security measures, there can be no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing the Company's Web site, which could have a material adverse effect on the Company's business, results of operations and financial condition.

If the security measures that the Company uses to protect personal information are ineffective, the Company may lose visitors and its business would be harmed. The Company relies on security and authentication technology licensed from third parties. The Company cannot predict whether new technological developments could allow these security measures to be circumvented.

In addition, the Company's software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The Company may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. The Company cannot assure that it can prevent all security breaches.

RISKS RELATED TO GOVERNMENT REGULATION, CONTENT AND INTELLECTUAL PROPERTY
-------------------------------------------------------------------------

GOVERNMENT REGULATION MAY REQUIRE THE COMPANY TO CHANGE THE WAY IT DOES
BUSINESS.

The Company's business is subject to rapidly changing laws and regulations. Although the Company's principal executive offices are currently based in Toronto, Canada, the Company is a Delaware corporation and subject to United States law. The United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. Evolving areas of law that are relevant to the Company's business include privacy law, proposed encryption laws, content regulation and sales and use tax. Because of this rapidly evolving and uncertain regulatory environment, the Company cannot predict how these laws and regulations might affect the Company's business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm the Company by subjecting the Company to liability or by forcing the Company to change how the Company does business.

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as music licensing, Webcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose the Company to significant liabilities associated with content available on the Company's Web site. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, content, taxation, defamation and personal injury), will not expose the Company to significant liabilities, significantly slow Internet growth or otherwise cause a material adverse effect on the Company's business, results of operations or financial condition.

The U.S. Government has adopted and is considering adopting legislation and regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. Recent initiatives in this regard include the U.S. Children's Online Privacy Protection Act of 1998 and the U.S. Consumer Internet Privacy Protection Act of 1999. Such legislation and regulations include or may include requirements that companies establish certain procedures to, among other things:
(i) give adequate notice to consumers regarding information collection and disclosure practices, (ii) provide consumers with the ability to have personal identifying information deleted from a company's database, (iii) provide consumers with access to their personal information and with the ability to rectify inaccurate information, (iv) clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's Web site and (v) obtain express parental consent prior to collecting and using personal identifying information obtained from children aged twelve or under. Under current proposals, the U.S. Federal Trade Commission (the "FTC") would be responsible for enforcement. While the Company has implemented or intends to implement programs designed to enhance the protection of the privacy of the Company's users, including children, there can be no assurance that such programs will conform to any new legislation or regulation which may be adopted. Moreover, even in the absence of such regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a final consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. The Company may become subject to such an investigation, or the FTC's regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from the Company's users, which could have an adverse effect on the Company's ability to provide highly targeted opportunities for advertisers and e-commerce marketers.

The Communications Decency Act (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted in a modified form. Although the Company does not currently distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company's business, financial condition and results of operations. Such laws could also damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, results of operations and financial condition.

The European Union has also adopted various regulations protecting privacy of its citizens and otherwise regulating the Internet, which could have a material adverse effect on the Company's business, results of operations and financial condition. See Item 1 "Description of Business-Intellectual Property and Patents."

THE COMPANY MAY HAVE LIABILITY FOR CONTENT.

As a distributor of Internet content, the Company faces potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that the Company Webcasts.
Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. The Company could also be exposed to liability for third party content posted by the Company's customers in chat rooms or bulletin boards offered on the Company's Web site. It is also possible that if any information provided on the Company's Web site contains errors or false or misleading information, third parties could make claims against the Company for losses incurred in reliance on such information. In addition, the provision of such information may be illegal in some jurisdictions. In the future the Company's Web site may contain a significant number of links to other Web sites. As a result, the Company may be subject to claims alleging that, by directly or indirectly providing links to other Web sites, the Company is liable for copyright or trademark infringement or the wrongful actions of third parties through their respective Web sites. Although the Company maintains general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, although the Company generally requires the Company's content providers to indemnify the Company for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on the Company's business, results of operations and financial condition.

Liability or alleged liability could harm the Company's business by damaging the Company's reputation, requiring the Company to incur legal costs in defense, exposing the Company to awards of damages and costs and diverting management's attention away from the Company's business. See Item 1 "Description of Business-Intellectual Property and Patents."

THE COMPANY'S INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE.

The Company regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to the Company's success, and the Company relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect the Company's proprietary rights. In addition, the Company has applied for a patent to protect the Company's digital music database architecture and technology. There can be no assurance that these steps will be adequate, that the Company will be able to secure a patent under the Company's application or trademark registrations for all of the Company's marks in the United States or other countries or that third parties will not infringe upon or misappropriate the Company's patent if granted, or the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective intellectual property protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's broadcasts. In the future, litigation may be necessary to enforce and protect the Company's patents, trademarks, trade secrets, copyrights and other intellectual property rights. Use of the Company's name by others could dilute the Company's brand identity and confuse the market.

The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. For example, Sightsound.com, Inc. has asserted that many online music providers violate patent rights that it allegedly owns covering the sale of music over the Internet through digital downloads. To the Company's knowledge, Sightsound.com, Inc. has not been successful in asserting such claims, however, if successful, these claims, or similar claims by others, could seriously harm the Company's business by forcing the Company to cease using certain intellectual property. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademark. Even if unsuccessful, these claims could harm the Company's business by damaging the Company's reputation and requiring the Company to incur legal costs. Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling the Company's services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, as the Company intends to obtain rights to use a portion of the Company's content from franchisees and other third parties, its exposure to copyright infringement action may increase because the Company must rely upon such franchisees and third parties for information as to the origin, ownership and rights to use such licensed content. The Company generally obtains representations as to the origins, ownership and authorization for usage of such licensed content and generally obtain indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

The Company has filed an application for a United States trademark registration for radiomoi.com, musicmusicmusic.com and other Company brand marks. There can be no assurance that the Company will be able to secure such registered trademarks. The Company intends to pursue the registration of the Company's trademarks based upon anticipated use internationally. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in foreign countries. Many countries have a "first-to-file" trademark registration system and thus the Company may be prevented from registering the Company's marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trademark or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term musicmusicmusic. The inability of the Company to protect its marks adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

As part of the Company's confidentiality procedures, the Company generally enters into agreements with the Company's employees and consultants and limit access to and distribution of the Company's software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of the Company's proprietary information or that agreements entered into for that purpose would be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization. The laws of some countries may afford the Company little or no effective protection of the Company's intellectual property.

RISK OF JURISDICTIONAL EXPOSURE

Due to the global nature of the Internet, it is possible that, although transmissions by the Company over the Internet originate primarily in the U.S., the governments of Canada and other countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. Certain of the Company's servers are expected to be located in foreign countries and this would likely be sufficient to bring the Company under the jurisdiction of such countries, particularly in areas relating to data protection, privacy and Internet content. As the Company's service is available over the Internet in multiple states in the U.S. and other countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state in the U.S. or other country or that the Company is required to notify certain authorities of the Company's activities, including those activities relating to the collection and processing of user data. The Company is qualified to do business only in Delaware and the province of Ontario, Canada, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company currently does not collect sales or other taxes with respect to the sale of services or products in states and countries where the Company believe it is not required to do so. The Company does collect sales and other taxes in states in which the Company has offices and is required by law to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that the Company should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on the Company's business, results of operations and financial condition.

GENERAL RISKS
-------------

THE COMPANY'S COMMON STOCK IS PARTICULARLY SUBJECT TO INTERNET STOCK VOLATILITY.

The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the market price of the Company's Common Stock.

THE COMPANY'S EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS CONTROL APPROXIMATELY 32.4% OF THE COMPANY'S COMMON STOCK

Executive officers and directors as a group control approximately 10.8% of the Company's outstanding Common Stock. The holders of 5% or more of the outstanding Common Stock control in the aggregate approximately 21.6% of the Company's outstanding Common Stock. As a result, the executive officers and directors of the Company as a group together with the holders of 5% or more of the outstanding Common Stock own in the aggregate approximately 32.4% of the Company's outstanding Common Stock. These stockholders would be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of the Company and may make some transactions more difficult or impossible to complete without the support of these stockholders. See Item 4 "Security Ownership of Certain Beneficial Owners and Management".

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE THE COMPANY, AND THIS COULD DEPRESS THE COMPANY'S STOCK PRICE.

The Delaware Law and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could delay, defer or prevent a change in control of the Company or the Company's management. These provisions could also discourage proxy contests and make it more difficult for investors and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of the Company's Common Stock. These provisions include, without limitation, authority to issue "blank check" Preferred Stock, which is preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of Common Stock.

FUTURE SALES OF THE COMPANY'S COMMON STOCK MAY DEPRESS ITS STOCK PRICE.

The Company currently has outstanding an aggregate of 7,813,705 shares of Common Stock. All of such securities are registered to trade on the Neuer Markt of the Frankfurt Stock Exchange, the Company's only public market for its securities. The 7,813,705 shares of Common Stock outstanding are "restricted securities" as such term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As a result they cannot be resold in the United States or to "U.S. Persons" ("U.S. Persons") as such term is defined in Regulation S promulgated under the Securities Act without registration under the Securities Act or the availability of an exemption therefrom. In general, under Rule 144, a person who has beneficially owned such restricted securities in a non-public transaction for at least one year, including persons who may have been deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information regarding the Company is then available. In addition, restricted securities may generally be freely offered or sold in the United States or to a U.S. Person after the expiration of a two-year period from the date the restricted securities have been acquired from the Company or an affiliate of the Company if the seller is not an affiliate of the Company and has not been an affiliate of the Company during the three month period immediately prior to such sale.

In general, under Rule 701 of the Securities Act, as currently in effect, shares purchased from the Company by an employee, consultant or advisor of the Company pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement are restricted securities, and such restricted securities are eligible to be resold only in connection with a registration statement or an exemption therefrom. In general, subject to Rule 144, non-affiliates of the Company are eligible to resell such restricted securities 90 days after the Company becomes subject to the reporting requirements of section 13 or 15(d) of the Securities and Exchange Act (the "Exchange Act"), without compliance with certain restrictions contained in Rule 144, including adequate current public information, holding period, amount of securities sold and notice. In addition, such restricted securities may be resold by "affiliates" of the Company 90 days after the Company becomes subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, without compliance with the holding period contained in Rule 144. If a substantial number of the restricted securities were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

INVESTORS SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS IN THIS REPORT.

This Report contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or the Company's future financial performance. In some cases, investors can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, investors should specifically consider various factors, including the risks described above and in other parts of this Report. These factors may cause the Company's actual results to differ materially from any forward-looking statement. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this Report to conform them to actual results or to changes in the Company's expectations.

ITEM 2. FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

The accompanying selected financial data for the fiscal years ended January 31, 1999 and January 31, 2000, have been derived from, and are qualified in their entirety by reference to, the Financial Statements and Notes thereto included elsewhere in this Report, which have been audited by KPMG as indicated in the respective report thereon, which appears in this Report. Unless otherwise indicated herein, all information included in this Report has been presented in accordance with U.S. GAAP. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Report.

                                    Year Ended                Year Ended
                                    January 31,               January 31,
                                      1999(1)                    2000
                                  ------------------       ------------------
                                       (audited)               (audited)
     Statement of Operations Data:
     Revenues                             $1,373,802              $   959,341
     Cost of revenue                       1,093,563                  810,598
     Gross profit (loss)                     280,239                  148,743
     Operating expenses                      620,119                3,765,060
     Loss from operations                   (339,880)              (3,616,317)
     Future Tax recovery                           -                        -
     Net loss                               (339,880)              (3,616,317)
     Basic net loss per share             $    (0.11)             $      (.60)
     Weighted average shares
     outstanding used in basic per
     share outstanding                     3,035,273                6,027,195


     Employees                                    28                      100


(1) The Company moved its corporate domicile on May 4, 1999 from Ontario (Canada) to the State of Delaware. The Company incorporated in Ontario, Canada on May 1, 1997, but did not have material operations until the period covered by fiscal year end January 31, 1999.

                            SELECTED FINANCIAL DATA
                                  (continued)

                            Summary Balance Sheet at
                                January 31, 2000
                                   (audited)

                                                              Actual
                                                              ------
          Balance Sheet Data:

          Cash and cash equivalents....................     11,427,720
          Working capital..............................     11,368,422
          Total assets.................................     13,425,242
          Current liabilities..........................        546,568
          Long-term debt...............................              -
          Deficit......................................     (3,987,550)
          Total stockholders' equity (deficit).........     12,878,674

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's financial statements and the notes thereto and the other financial information appearing elsewhere in this Report. In addition to historical information, the following discussion and other parts of this Report contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under Item 1 "Description of Business-Risk Factors" and elsewhere in this Report.

The Company was incorporated on May 1, 1997 as an Ontario (Canada) corporation and transferred the domicile of the corporation to Delaware, U.S.A. effective as of May 4, 1999. Since inception, the Company's operating activities have consisted largely of developing a digital music database and the infrastructure necessary to live-stream music on the Internet as well as the development of ancillary hardware, software and content products.

Given the Company's short operating history and its limited operations for the fiscal period ended January 31, 1998, the Company believes that comparisons between any period for such fiscal period and the comparable period for the fiscal years ended January 31, 1999 and January 31, 2000 would not be meaningful; therefore, these comparisons are not discussed below.

OVERVIEW

The Company is an Internet enterprise that has developed a digital music database, infrastructure and expertise to deliver or "stream" high quality audio programs to business-to-business clients and individual users worldwide. The Company's Web site currently offers a comprehensive and rapidly growing database of more than 100,000 recordings, which have been digitized into more than 600,000 music files providing for delivery of music over the Internet in various high quality modes. According to research by the Company, the Company's database represents one of the largest collections of digital music available on the Internet. The Company's database and distribution models provide for revenue generation to be derived from advertising, sponsored promotion, merchandise sales, business-to-business digital music delivery, digital database access and sales to radio stations and custom produced music programs delivered via digital satellite services. In addition, the Company expects to derive revenue through technical consulting and franchise licenses. The Company's five main product lines include: (1) radiomoi, an interactive Internet radio station providing "Music Over the Internet"; (2) the Web Bar Listening Post, a music sampling station placed in retail record stores; (3) Broadcast Services Product, turn-key solutions including broadcast quality music files for the music database needs of radio stations and broadcast groups; (4) Industrial Sound Services, providing custom music programs to businesses over the Internet; and (5) The Solutions Group ("TSG"), providing hardware, software, programming and consulting services to music industry businesses and other third party customers. As of March 2000, two of the Company's Product's, radiomoi and TSG, and the Company's franchise operations are producing revenues, and as of April 2000, the Company's Web Bar Listening Post, Broadcast Services Product and Industrial Sound Services Product are delivering revenues.

RESULTS OF OPERATIONS

Revenue

To date, revenues have consisted primarily of services rendered by The Solutions Group and to a lesser extent, the sale of online banner advertisements on the Company's radiomoi Web site. Company revenues were $959,341 for the fiscal year-ended January 31, 2000, compared to $1,373,802 for the fiscal year-ended January 31, 1999. Geographically, substantially all income since inception has been derived from Canada. The 30% decline in net revenue is mainly attributed to a shift in focus from selling hardware, software and programming support to third party customers, to providing similar support internally to assist in the development of the Company's streaming Internet music products and services.

The Company acquired The Solutions Group on March 1, 1998. As of March 2000, TSG generates substantially all of the Company's revenue. Revenues from TSG products and services were $936,714 and $1,351,200 for the fiscal years ending January 31, 2000 and January 31, 1999, respectively. The Company believes that TSG has a stable base of clients that will continue to provide revenue streams to the Company during the foreseeable future. These revenue streams will be enhanced by the growth in the Company's music lines. However, there can be no assurance in this regard. Two clients each represent a significant portion of TSG's revenues. The Company believes that TSG's commercial relationships with these clients are good and the Company has no reason to believe that it will not continue to do business on the same or similar basis with these two clients during the foreseeable future.

The Company's radiomoi Web site first recognized media advertising revenues in October 1998. radiomoi has the capability to deliver revenues through banner advertising, audio radio spots, music industry advertising and artist and songwriter promotions.

However, no material revenues has been derived to date. Revenues from radiomoi were $13,833, and $14,101, for the fiscal years ending January 31, 2000 and January 31, 1999, respectively. The Company sells banner advertising through Flycast Communications Corporation ("Flycast"), a Web-based direct response advertising broker with whom the Company has had an agreement since October 1998. The Company's agreement with Flycast is non-exclusive and may be terminated by either party on 30 days notice. In addition to the Company's arrangement with Flycast, the Company intends to offer banner and on-line audio advertising directly to advertisers in the near future. Sponsorship advertising contracts are expected to involve integration with the Company's Web site, such as the placement of buttons that provide users with direct links to the advertiser's Web site. The Company expect revenues from audio advertising to commence in the near future.

The Company in January 2000 signed its first Franchise agreement with the United Arab Emirates' Abu Dhabi-based khaleej.com. The Company's franchise will include the ability to market all of the Company's music products and services including radiomoi, the Web Bar Listening Post, Broadcast Services and Industrial Sound Services. The three-year franchising agreement provides for the implementation of the Company's music database technology in Abu Dhabi. Revenue will start in April 2000 with the initial training fee of $35,000 and then another $250,000 will be earned over the remaining term of the agreement in consideration for the delivery and installation of the Company's Intellectual Property, the access to and use of the Company's digital music database and ongoing software support services. Revenue through royalties will be delivered as a percentage of the Franchisee's income ranging from two to seven percent of income depending on which product or service generated that income. As well, advertising revenue, other than advertising sold by Franchisee and streamed solely in the franchisee's territory, will be shared on a 70/30 basis with the greater percentage going to the seller of the advertising. The Company also expects to derive additional revenue through hardware sales and programming support services provided to the Franchisee. Income from investments for all fiscal periods to date has been derived only from short-term financial instruments such as bank deposits. As of April 30, 2000, the Company has not made any equity, debt or derivative investments.

Cost of Sales

Cost of sales primarily represents hardware and software costs and were $810,598 (84.5% of revenue) and $1,093,563 (79.6% of revenue) for the fiscal years ended January 31, 2000 and January 31, 1999, respectively. The level of cost of sales decreased in absolute dollar amounts and increased as a percentage of revenue, due primarily to a shift in focus from selling hardware, software and programming support to third party customers, to providing similar support internally to assist in the development of the Company's streaming Internet music products and services. The Company anticipates that future gross margins will improve as the Company begins to realize revenue from the Company's higher margin Internet music services, including the Company's franchise operations.

On April 26, 1999, the Company became the first interactive Internet radio station or Webcaster to be licensed by the Recording Industry Association of America ("RIAA"), the trade group representing U.S. record labels. This license gives radiomoi the rights to publicly perform sound recordings in accordance with the Digital Millennium Copyright Act. The Company has agreed to pay to the RIAA a royalty of 15% of the greater of gross revenue or operating expenses, which are derived from streaming music (the "Webcasting Agreement"). On August 11, 1999, the Company and the RIAA entered into a agreement with respect to ephemeral rights, providing a license for the Company to make multiple records by digital transmissions via the Internet. The Company has agreed to pay the RIAA a royalty of approximately 2% of the greater of gross revenue or operating expenses derived through streaming music for such rights (the "Ephemeral Rights Agreement"). Each of the Webcasting and Ephemeral Rights Agreements shall continue through December 31, 2000. The Company and the RIAA have agreed in principle to enter into an additional agreement with respect to business-to-business delivery of music over the Internet. The Company believes that it will be able to negotiate commercially reasonable terms for such additional agreement and renew all of the Company's agreements with the RIAA on favorable terms in the foreseeable future, however, there can be no assurance in this regard.

Advertising and Promotion

Advertising and promotion expenses consist primarily of web based advertising, commissions, promotional activities, trade shows, consulting and other marketing costs.

Advertising and promotion expenses were $750,471 (78.2% of revenues) and $51,888 (3.8% of revenues) for the fiscal years ended January 31, 2000 and January 31, 1999, respectively. The significant increase in advertising and promotional expenses, both in absolute dollar amounts and as a percentage of revenue, was primarily due to the costs incurred in the promotion of the Company's Internet music products and services, and development of the radiomoi subscriber base which increased by 160,000 to over 200,000 subscribers from one year ago. The majority of the Company's investment in advertising and promotion was made in the last quarter of the fiscal year ended January 31, 2000. The Company anticipates that this last quarter's significant level of investment in advertising and promotion will continue in the foreseeable future; however, advertising and promotion expenses as a percentage of revenue may fluctuate depending on the timing of new marketing programs and the generation of sales.

In the future, the Company anticipates that it will enter into arrangements with franchisees to secure international promotional and marketing services and obtain access to their foreign musical offerings. Future expenses may include costs related to promotional events, which will be expensed to advertising and promotion in the period the event is held. Proceeds from these events, if any, will be credited against promotional expenses incurred. Depending upon the terms and timing of promotional activities, substantial sales and marketing expenses may be incurred in any quarterly or annual period.

Salaries, Wages and Subcontractors

Salaries, wages and subcontractors expense consists primarily of compensation expenses for the Company's sales, marketing, general and administrative staff, and subcontractors' costs.

Salaries, wages and subcontractors expense was $1,019,507 (106.3% of revenue) and $247,905 (18% of revenue) for the fiscal years ended January 31, 2000 and January 31, 1999, respectively.

The increase in the salaries, wages and subcontractors expense both in absolute terms and as a percentage of net revenue was directly attributable to the hiring of additional sales, marketing and general and administrative employees bringing the number to 38 as at January 31, 2000. The Company anticipates that overall salaries, wages and subcontractors expenses as a percentage of revenue may fluctuate depending on the level of future revenue and the timing of the hiring of additional sales and support staff required to support the growth in revenue.

General and Administrative

General and administrative expense consists primarily of telecommunication costs, legal, accounting and other outside consulting fees, travel expenses, royalty costs, facilities related costs, insurance, and other overhead costs.

General and administrative expenses was $984,893 (102.7% of revenues) and $235,926 (17.2% of revenues) for the fiscal years ended January 31, 2000, and January 31, 1999, respectively. The increase in general and administrative expense, both in absolute dollar amount and as a percentage of revenue, was primarily a result of increased legal, accounting and other outside consulting fees (from 1.4% to 44.6% of revenue), and costs associated with the increase in the size of the Company's organization. The Company anticipates that overall general and administrative expense will increase in the foreseeable future, however, general and administrative expense as a percentage of revenue may fluctuate depending on the level of future revenue and the timing of additional investments in general and administrative infrastructure.

Interest Income

The Company had interest income of $165,597 and nil for the fiscal years ended January 31, 2000, and January 31, 1999, respectively. During the year, the Company raised $15,382,555 in net proceeds after the issuance of approximately
3.9 million common shares. Net proceeds of $12,469,523 were received from the Company's offering of restricted securities made under Regulation S of the Securities Act of 1933, as amended, and which are trading on the Neuer Markt of the Frankfurt Stock Exchange in Germany since their issuance in September 1999 (the "September 1999 Regulation S Offering".) These funds were invested in short term interest bearing deposits and generated interest income in the fourth quarter of the fiscal year ended January 31, 2000 of $116,462.

LIQUIDITY AND CAPITAL RESOURCES

From inception through September 30, 1999, the Company's operations were financed from internally generated cash, the sale of Common Stock and, to a lesser extent, loan arrangements, none of which are currently outstanding. On October 1, 1999, the Company received $12,469,523 in net proceeds from the September 1999 Regulation S offering of 1.5 million shares of the Company's Common Stock. As of the fiscal year ended January 31, 2000, the Company had $11,427,720 in cash and cash equivalents.

During the year ended January 31, 2000, cash and cash equivalents increased by $11,215,356 due primarily to net proceeds from the issuance of common shares of $15,382,555 partially offset by $2,290,109 used in operations and $1,309,245 used for investments mainly in fixed assets and intellectual property. This compares with an increase in cash and cash equivalents for the year ended January 31, 1999 of $136,072, due primarily to the issuance of common shares of $460,604 and the proceeds from a demand loan of $268,456 largely offset by $358,213 used in operations and $245,170 used for investments in fixed assets and intellectual property.

Investment in fixed assets during the fiscal years ended January 31, 2000 and January 31, 1999, was $632,519 and $7,668 respectively, and consisted primarily of the acquisition of computer equipment.

Intellectual property represents direct wages, subcontractors fees and other direct costs incurred in relation to the development of the Internet website music database. The Company capitalizes the intellectual property costs as they are incurred and amortizes them on a straight-line basis over 5 years.

The costs incurred in the development of the music database and capitalized as intellectual property was $661,341 (68.9% of revenue) and $237,502 (17.3% of revenue) for the fiscal years ended January 31, 2000, and January 31, 1999, respectively. The increase in the level of investment in intellectual property, both in absolute dollar amount and as a percentage of revenue, was primarily due to the continued investment in the development of the music database which grew by 55,000 streaming MP3 files to over 80,000 at January 31, 2000. The Company anticipates that overall investment in intellectual property will increase in the foreseeable future as the Company continues to expand the music database; however, intellectual property expenses as a percentage of revenue may fluctuate depending on the level of future revenue and the timing of investments made in intellectual property.

As of April 30, 2000, the Company had no material financial commitments other than obligations under the Company's operating leases, its royalty agreement with the RIAA and a commitment to provide music streaming web services to a third party in exchange for radio media advertising. The Company expects to substantially increase expenditures during the current fiscal year, including, without limitation, the following:

 .    computer equipment and furniture and fixtures associated with increased headcount and facility expansion;

 .    Web site computer equipment and increased headcount for Web site maintenance personnel;

 .    Web Bar Listening Post equipment;

 .    product fulfillment equipment, infrastructure and headcount;

 .    bandwidth and networking equipment and infrastructure;

 .    increased headcount related to sales and marketing efforts;

 .    equipment and increased headcount related to product development;

 .  increased promotion and branding efforts; and

 .  development and acquisition of content.

Capital requirements in any particular period will depend on the timing of these expenditures. To the extent the Company's revenues increase in the future, the Company anticipates significant increases in its working capital requirements to finance higher relative levels of associated accounts receivable and other assets, offset by increases in accounts payable and other liabilities. However, the Company does not expect the increases in accounts payable and other liabilities will offset the increases in accounts receivable and other assets.

The Company believes that its cash and cash equivalent balances and net proceeds from the IPO will be sufficient to satisfy the Company's cash requirements during the foreseeable future, however, there can be no assurance in this regard. The Company intends to invest its cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. The Company may need to raise additional capital if it expands more rapidly than initially planned, to develop new or enhanced products and/or services, to respond to competitive pressures or to acquire complementary products, content, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the Company's stockholders will be reduced, the Company's stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's stockholders. There can be no assurance that additional financing will be available or on terms favorable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund the Company's expansion, take advantage of unanticipated opportunities, develop or enhance products or services or otherwise respond to competitive pressures could be significantly limited. The Company's business may be harmed by such limitations.

INTEREST AND EXCHANGE RATE RISK

The Company is not exposed to changes in interest rates at this time because the Company has no long-term debt arrangements. There can be no assurance that the Company will not be required to seek additional financing in the future, which may require credit arrangements that may have inherent interest rate risks.

The Company holds a substantial amount of its cash assets in foreign currencies and as well conducts a substantial amount of business in foreign currencies. As a result, the Company could be adversely affected in the event of unfavorable fluctuations in exchange rates.

YEAR 2000 READINESS DISCLOSURE

There is a risk that the Company, the Company's service partners and/or third party Internet service providers, could still be disrupted by computer systems that cannot accurately process date-related information after December 31, 1999, because they may use computer programs which provide only the last two digits to refer to a year and therefor cannot distinguish between a year beginning with "20" and a year beginning with "19". This failure is often referred to as the year 2000 or "Y2K" problem. For example, these programs cannot tell the difference between the year 2000 and the year 1900. As a result, these programs may malfunction or fail completely.

After thorough review of the Company's "mission critical" hardware and software, the Company believes all the Company's systems and those of the Company's principal service providers are Y2K compliant. The Company does not expect any residual year Y2K problems to materially affect the Company's operations. Nevertheless, investors should be aware that because the Company's business relies almost entirely on computer systems, including those of suppliers, customers and other third parties, any as yet undetected Y2K problem could seriously harm the Company's business.

Recent Events

On March 1, 2000, the Company purchased the assets of a leading Canadian music trade publication, The Record, for $187,613 in cash. The Company believes this acquisition will enhance the Company's customer base, create additional advertising revenue and give the Company advantages in the Canadian music industry by providing digital delivery of streamed audio and instant delivery of niche market information to a global audience of music industry executives and consumers. Projected revenue from The Record's existing contracts are estimated to be $165,000 in the first short year.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company's principal administrative, marketing and product development facilities are located in approximately 9,800 square feet of office space in Toronto, Canada. The lease for this space expires in September 2000 and provides for a year-to-year renewal option. The Company expects to need to lease additional space within the near future, and the Company expects to commence a search for appropriate locations and facilities. The Company's Internet servers are located in a secure third-party data center in Buffalo, New York. The Company believes that the Buffalo facility maintains suitable security, environmental conditions, redundant power sources and network connectivity, which are expected to be sufficient for the Company's needs during the foreseeable future. The Company's subsidiary operates in approximately 600 square feet of office space in Zurich, Switzerland that houses sales and marketing staff. The lease for this space is on a month to month basis and the Company believes this space will be sufficient to meet the Company's needs in the near future. The Company does not own any real estate. The Company maintains a branch office in New York City and leases space at 580 Broadway, Suite 306, New York, NY 10012.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information Regarding beneficial ownership of the shares of Common Stock as of April 30, 2000 and reflects the beneficial ownership of shares of Common Stock by (i) each shareholder known by the Company to own beneficially more than 5% of the outstanding shares, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address for each person or entity named below is c/o musicmusicmusic inc., 99 Atlantic Avenue, Suite 100, Toronto, Ontario M6K 3J8 Canada. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or any foreign government. For additional information, see Item 7 "Certain Relationships and Related Transactions."

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 7,813,705 shares of common stock outstanding as of April 30, 2000.

                                                                Shares of Common Stock
                    Beneficial Owner                            Beneficially Owned (1)
                    ----------------                       ---------------------------------
                                                               Shares              Percent
                                                           ---------------   ---------------
      Wolfgang Spegg (2)                                       836,162                10.7%
      Temple Trust
      Company Limited (3)                                      666,666                 8.5%
      Remaco Invest AG (4)                                     521,110                 6.7%
      Berliner Effektenbeteiligungsgesellschaft AG (5)         500,000                 6.4%
      Alexander Henry (6)                                        2,000                   *
      Dr. Guido Sandler (7)                                          0                   *
      Edward R. Irwin (8)                                       10,000                   *
      All directors and officers                               848,162                10.8%
      of the Company as a group (9)

*  Less than 1%.

(1) Unless otherwise indicated, each person has sole voting and sole investment power with respect to the shares listed. In computing the number of shares beneficially owned by an organization or individual and the percentage ownership of that organization or individual, shares subject to options held by that organization or individual which are currently exercisable or exercisable within 60 days of the date of this Report are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other organization or individual.

(2) Mr. Spegg is President and CEO of the Company and is a member of the Company's Board of Directors.

(3) The address of the stockholder is Temple Trust Company Ltd., Temple Building, Leeward Highway, Providenciales, Turks & Caicos Islands, British West Indies.

(4) The address of the stockholder is Remaco Invest AG, Lintheschergasse 21, Post box, 8001 Zurich/Switzerland.

(5) The Berliner Effektenbeteiligungsgesellschaft AG ("BEAG") is an investment banking affiliate of the Berliner Effektenbank AG. Such amount does not include any shares of Common Stock held by Berliner Effektenbank AG ("BEB") in its capacity as a bank, held in customer deposit accounts of the BEB, all of which shares BEB disclaims beneficial ownership. Dr. Guido Sandler, a member of the Company's Board of Directors, is a partner of BEAG and BEB but disclaims personal beneficial ownership of any shares of Common Stock owned or held in a fiduciary capacity by BEB. The address of BEAG and BEB is Kurfurstendamm 119, 10711 Berlin, Germany.

(6) Mr. Henry is a director of the Company. Such amount includes an option exercisable for 2,000 shares of Common Stock granted under the Company's 1999 Equity Incentive Plan, which is fully exercisable and expires on July 30, 2004.

(7) Dr. Guido Sandler is a director of the Company. Dr. Sandler is a partner of BEAG and BEB but disclaims personal beneficial ownership of any shares of Common Stock owned or held in a fiduciary capacity by BEB or any of its affiliates. See Note 5 above.

(8) Mr. Irwin is CFO and Secretary of the Company. Includes options exercisable for 10,000 shares of Common Stock at an exercise price of $5.20 per share that is fully exercisable and expires on April 1, 2005.

(9) Such amount includes shares owned by all officers and directors as a group, including options exercisable for 2,000 shares held by Mr. Henry and options exercisable for 10,000 shares held by Mr. Irwin, and excludes shares held by BEAG and BEB, of which Dr. Guido Sandler, a director of the Company, is a partner and disclaims beneficial ownership of any and all shares directly or indirectly owned or held in a fiduciary capacity by BEAG or BEB.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS and CONTROL PERSONS.

  The following table sets forth the names, ages and positions of all of the Company's directors, executive officers and key personnel as of April 30, 2000.

NAME                        AGE              POSITION

Wolfgang Spegg (1)          54               President and CEO;
                                             Director

Dr. Guido Sandler (2)       36               Non-Executive Director

Alexander Henry (1)(2)      53               Non-Executive Director

Edward R. Irwin             39               Chief Financial Officer and
                                             Secretary


(1)  Member of the Compensation Committee

(2)    Member of the Audit Committee

Key Employees:

Phil Lubman                 53           Vice President, radiomoi

Tom Hall                    49           Vice President, Sales and Technology

Ian McDonald                36           Vice President, Database
                                         Development
David Farrell               49           General Manager, The Record

Christophe Roth             42           General Manager, Europe

Victor Goldman              49           Manager, Retail Sales

Geri Rockstein              46           Manager, Broadcast

Carrie Connolly             36           Manager, Industrial Sound Services

Tracey Reid                 40           Manager, Corporate
                                         Development/Investor Relations


Wolfgang Spegg has served as President, Chief Executive Officer and Director of the Company since its inception in 1997. Mr. Spegg was born and raised in Germany and has an extensive background in the music industry. From 1972 through 1978, Mr. Spegg held a number of general management positions at Capitol Records Inc., Germandisk Records and PJ Records Imports Inc. He established Bomb Records and Music Inc. in 1978 and his own record label in collaboration with Columbia Records, Teldec, Ariola, EMI, among others. In 1984 he established two enterprises in the telecommunications sectors, Metrotech Telex-equipment, which evolved into PC-system design and implementation of complex music-processing systems. Mr. Spegg completed his undergraduate university studies in the United States and holds a Master of Business Administration from York University, Toronto, Canada.

Dr. Guido Sandler became a member of the Board of Directors in April 1999. He has served as a member of the Board of Management of Berliner Effektengesellschaft AG (formerly Berliner Freiverkehr (Aktien) AG), Berliner Effektenbank AG and Berliner Effektenbeteiligungsgesellschaft AG since January 1998. Dr. Sandler has held senior management positions in the Corporate Finance and Corporate Clients' division of a major German private bank. Dr. Sandler holds a doctorate from University of St. Gallen, Switzerland and a Master of Management degree from Northwestern University, Kellogg Graduate School of Management, Chicago, USA. Dr. Sandler is a member of the Board of Progeo Holding AG, Berlin (Chairman of the Board), Lipro Holding AG, Berlin, Solon AG fur Solartechnik, and Online Securities Holding, Inc.

Alexander D. Henry became a member of the Board of Directors in March 1999. He qualified as a Chartered Accountant with Touche Ross & Co. (now, Deloitte & Touche) in Toronto, Ontario in 1973. From 1981-1991 Mr. Henry participated as a consultant and principal in syndication of real estate tax sheltered investment vehicles, commercial real estate and real estate/debt mortgage investments.
From 1991-1993, Mr. Henry served as a member of LOM & Associates, the "small cap" group at Loewen, Ondaatje, McCutcheon where he organized and managed various tax-assisted and other specialized real estate offerings. From 1993 to present, Mr. Henry has been a member of Hampton Equity Management, Inc., financing computer software developers and providing seed capital financing for emerging companies. Mr. Henry sits on the boards of Advanced Systems International Inc. and Jax Mold & Machine, Inc.

Edward R. (Ted) Irwin has been with the Company since November, 1999. Mr. Irwin was born in Ontario, Canada. Prior to his present position as CFO, Mr. Irwin was Vice President, Finance and Chief Operating Officer with TRC Fitness Inc., a privately-owned fitness product distributor. Prior to that, he held the position of Director, Distribution and Logistics with RJR-MacDonald Inc., between 1989 and 1999. Mr. Irwin is a Chartered Account and received his C.A. from the Ontario Institute of Chartered Accountants in 1985, and holds a Bachelor of Commerce with Honours from Queens University. Mr. Irwin was elected Secretary of the Company in February, 1999.

The Board of Directors is responsible for managing the Company in accordance with the provisions of the Amended and Restated Certificate of Incorporation and applicable law. The number of directors which constitutes the Board of Directors is established by the Board. In accordance with the terms of the Company's Amended and Restated Certificate of Incorporation, the Board of Directors are elected at the Annual Meeting of Stockholders and hold office for one year terms, renewable annually until the due election and qualification of their successor.

Executive officers of the Company are appointed by the Board of Directors annually at the first meeting of the Board of Directors following the annual meeting of stockholders and generally serve until the next annual meeting of stockholders and their successors have been duly appointed and qualified.

Each of the directors and officers may be contacted at the principal executive offices of the company located at 99 Atlantic Ave., Suite 100, Toronto, Ontario M6K 3J8 Canada.

Key Employees

Phil Lubman, age 53, has served as Vice President of radiomoi since June of 1999. Mr. Lubman was born in the United Kingdom. Mr. Lubman has been involved in the music industry since the `70's and is responsible for licensing record companies and the programming of radiomoi's `ultimate shows'. Mr. Lubman is a graduate of the London School of Economics.

Tom Hall, age 47, has served as General Manager of The Solutions Group Product prior to its acquisition by the Company since June 1996. Mr. Hall was born in Ontario, Canada. Before joining The Solutions Group, Mr. Hall was affiliated with the Metrotech company since 1986, where he became a full-service PC-system designer. Prior to such position, Mr. Hall held the position of Vice President of Sales for Donald Choi Canada (one of the main importers for a national chain of hardware stores in Canada) whose sales today exceed $30 million annually. Mr. Hall completed business and psychology courses at the University of Waterloo and Wilfred Laurier University in Ontario, Canada.

Ian Macdonald, age 36, began his career at the Company in March of 1997. Mr. Macdonald was born in Ontario, Canada. Mr. Macdonald was hired as a computer service technician with Metrotech (an ancestor of TSG). He began working part-time with the Company in April of that year and became a full-time employee by the end of May. His initial responsibilities were as a database administrator and manager, developing the initial production team and workplace methods. Later he began writing code for the administrative `back end' to improve input error-checking, work flow and reporting. Since that time, he has taken on an increased responsibility for the database `back end', as well as the publicly accessable site. Mr. Macdonald holds a Masters degree in Library Sciences, as well as an Honours BA in Arts and Science (Political Theory).

David Farrell, age 49, has served as Editor of The Record prior to its acquisition by the Company in April of this year. Mr. Farrell was born in the United Kingdom and emigrated to Canada in 1975. From 1971 to 1981 Mr. Farrell was the Canadian correspondent for CashBox magazine, and for four held the position of Canadian Bureau Chief for Billboard magazine. Mr. Farrell also wrote regular items for a variety of music trade-related publications such as Performance, and Amusement Business.

Christophe Roth, age 42, has served as General Manager, Europe since January 2000. Mr. Roth was born in Switzerland. Mr. Roth has been involved in and around the music industry since 1987 when he held the position of Marketing and Label Manager for Warner Music Int'l in Zurich, Switzerland. In 1997 he moved to BMG Ariola as the Deputy Director, Sales. Mr. Roth then moved to Polygram in 1998. Mr. Roth is now responsible for creating a sales force for Europe. Mr. Roth holds a BA, Type E from the "Institute Dr. Pfister" at Oberaegeri, and a law degree from the University of Bern.

Victor Goldman, age 49, has served as Manager, Web Bar Listening Post since January 1999. Mr. Goldman was born in Nova Scotia, Canada. Prior to his current position, Mr. Goldman held the position of Operations Manager for a chain of retail record stores in Canada from 1981 to 1998. In 1998 he became Vice President of Retails Sales and National Coordinator for Music World, a retail record chain. Mr. Goldman brings a wealth of music industry experience to the Company.

Geri Rockstein, age 46, has served as Manager, Broadcast since January 1999. Ms. Rockstein was born in Quebec, Canada, and is a graduate of McGill University. Ms. Rockstein has held numerous sales and marketing positions, and ran her own import/export business for 13 years.

Tracey Reid, age 40, has served as Manager, Corporate Development/Investor Relations since February of 1999. Ms. Reid was born in Ontario, Canada. Previous positions held were Assistant to the Chairman, Polygram/Universal Canada, Operations Manager for Yanagi Canada, a major retailer, and Marketing Coordinator for DelWilber + Associates, a Sport Marketing firm from the US.

Board Committees

The Board of Directors has established an audit committee and a compensation committee. The audit committee consists of Dr. Guido Sandler and Alexander Henry. The audit committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions.

The compensation committee consists of Alexander Henry and Wolfgang Spegg. The compensation committee makes recommendations regarding the Company's equity compensation plans and makes decisions concerning salaries and incentive compensation for the Company's employees and consultants. Mr. Spegg's salary, bonuses and 1999 Equity Incentive Plan grants are determined by the Board of Directors as a whole and Mr. Spegg does participate in the deliberations and determinations related to such subject matter.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services by the Company's Chief Executive Officer for services rendered to the Company in all capacities during the fiscal years ended January 31, 1999 and January 31, 2000. Except as set forth below, no profit-sharing, allowances, insurance payments, commissions or other remuneration paid or benefits in kind were made to Company executives during the fiscal years ended January 31, 1999 and January 31, 2000. No other executive officer of the Company earned more than $100,000 during such fiscal years.

                           Summary Compensation Table

                                  Annual Compensation     Compensation Awards
                               ------------------------   -------------------
                                    Fiscal                      Other                Securities
                                     Year                      Annual                Underlying    All other
Name and                             ended                     Compen-  Restricted Options /SAR's   Compen-
Principal Position                  Jan. 31  Salary   Bonus    sation                    (#)        sation
------------------------------------------------------------------------------------------------------------
Wolfgang Spegg, President, Chief       1999  $21,094      -          -           -        80,000           -
 Executive Officer and director (1)    2000  $70,451      -          -           -             -           -


(1) The Company has entered into an employment agreement with Mr. Spegg effective August 1, 1999 with an annual salary of $100,000. See Item 6 "Executive Compensation-Employment and Consulting Contracts."

No loans have been made by the Company to any executive officer, nor have any guarantees or other assurances been given by the Company for the benefit of such persons.

Option Grants in Fiscal Year ended January 31, 2000

The following chart summarizes the stock options granted during fiscal year ended January 31, 2000, to the Company's Chief Executive Officer.

                                                                                            Potential Realizable Value at
                                                                                            Assumed Annual Rates of Stock
                                                                                                 Price Appreciation
                                                        Individual Grants                        for Option Term (1)
                                        ------------------------------------------------   -------------------------------
                                                      % of Total
                                         Number of     Options
                                        Securities   Granted to
                                        Underlying    Employees    Exercise
                                         Options      in Fiscal    or Base    Expiration
          Name                           Granted        Year        Price        Date                5%            10%
          ----                           -------        ----        -----        ----                -             --
Wolfgang Spegg.........................  0                0%         -            -                   -             -

(1) These columns show the hypothetical gains or "option spreads" of the outstanding options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the options' terms. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projections of future prices of the Company's Common Stock.

        Aggregated Option Exercises in Fiscal Year-End January 31, 2000
                    and Fiscal Year-End 2000 Option Values

The following table sets forth certain information regarding exercised options and the number of shares of Common Stock covered by both exercisable and unexercisable options on Common Stock held by the Company's Chief Executive Officer as of January 31, 2000. These options were granted at exercise price of $.75 Canadian dollars per share. The options have a one-year term, subject to earlier termination in the event of the optionee's termination of employment.

                                                                          Number of Securities             Value of Unexercised
                                                                               Underlying                      In-the-Money
                                                                         Unexercised Options at                 Options at
                                                                            Fiscal Year-End                  Fiscal Year-End
                                                                      ---------------------------      ----------------------------
                                      Shares
                                      ------
                                   Acquired on          Value
                                   -----------          -----
Name                               Exercise (#)    Realized ($) (1)   Exercisable   Unexercisable      Exercisable    Unexercisable
----                               ------------    ----------------   -----------   -------------      -----------    -------------
Wolfgang Spegg.................          80,000            $636,000             -               -                -                -

_________
(1) Value realized is based on the market value of the Company's Common Stock on the date of exercise, minus the exercise price, and does not necessarily indicate that the optionee sold such stock.

The Company does not have a long-term incentive plan or a defined benefit or actuarial plan.

1999 Equity Incentive Plan

On August 16, 1999, the Company's stockholders adopted the Company's 1999 Equity Incentive Plan reserving a total of 440,000 shares of Common Stock for issuance thereunder. As of April 30, 2000, options exercisable for 253,000 shares of Common Stock have been granted under the Company's 1999 Equity Incentive Plan and 187,000 shares of Common Stock remain reserved and available for issuance thereunder.

The 1999 Equity Incentive Plan permits the grant of options to the Company's directors, officers, key employees and consultants and certain of the Company's advisors. Options may be either incentive stock options within the meaning of
Section 422 of the Internal Revenue Code to employees or nonqualified stock options. In addition, the 1999 Equity Incentive Plan permits the grant of stock bonuses and rights to purchase restricted stock. No person may be granted options covering more than 100,000 shares of Common Stock in any calendar year.

The 1999 Equity Incentive Plan is administered by the Board of Directors. Under the 1999 Equity Incentive Plan, the Board of Directors may also delegate the authority to administer the 1999 Equity Incentive Plan to a duly authorized committee composed of members of the Board of Directors (the "Plan Committee"). Subject to the limitations set forth in the 1999 Equity Incentive Plan, the Plan Committee has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonqualified stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of awards. The maximum term of options granted under the 1999 Equity Incentive Plan is ten years. Incentive stock options granted under the 1999 Equity Incentive Plan generally are non-transferable. Nonqualified stock options generally are nontransferable, although the applicable option agreement may permit certain transfers. Options generally expire three months after the termination of an option holder's service. However, if an option holder is permanently disabled or dies during his or her service, such person's options generally may be exercised up to 12 months following disability or 18 months following death.

The exercise price of options granted under the 1999 Equity Incentive Plan is determined by the Board of Directors, or duly appointed committee in accordance with the guidelines set forth in the 1999 Equity Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. The exercise price of a nonqualified stock option cannot be less than 85% of the fair market value of the Common Stock on the date of grant.

Options granted under the 1999 Equity Incentive Plan vest at the rate determined by the Plan Committee and specified in the option agreement. The terms of any stock bonuses or restricted stock purchase awards granted under the 1999 Equity Incentive Plan will be determined by the Plan Committee. The purchase price of restricted stock under any restricted stock purchase agreement will not be less than 85% of the fair market value of the Company's Common Stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1999 Equity Incentive Plan are generally nontransferable, although the applicable award agreement may permit certain transfers.

Upon certain changes in control in the Company's ownership the vesting and exercisability of outstanding awards will accelerate simultaneously with a change in control.

The Board of Directors may amend or terminate the 1999 Equity Incentive Plan at any time. Amendments will generally be submitted for stockholder approval only to the extent required by applicable law.

Director Compensation

The Company's directors do not currently receive any cash compensation for services on the Board of Directors or any committee thereof for service rendered to the Company in their respective capacity as director. Mr. Spegg receives compensation in his capacity as an officer of the Company. See Item 6 "Executive Compensation-Employment and Consulting Contracts" below. Directors may be reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. All directors are eligible to participate in the Company's 1999 Equity Incentive Plan. There were no salaries, profit-sharing, allowances, insurance payments, commissions or other remuneration paid or benefits in kind granted by the Company to Non-Executive Directors during the fiscal year ended January 31, 2000. As of April 30, 2000, all directors and officers as a group beneficially held an aggregate of 848,162 shares of Common Stock, constituted of 836,162 shares of Common Stock, and options exercisable for an aggregate of 12,000 shares of Common Stock. Such holdings represented approximately 10.8% of issued and outstanding stock of the Company as of such date. On July 30, 1999, Mr. Henry received an option exercisable for 2,000 shares of the Company's Common Stock granted under the Company's 1999 Equity Incentive Plan, at an exercise price of $2.50 per share. The option is fully exercisable and expires on July 30, 2004. See Item 4 "Security Ownership of Certain Beneficial Owners and Management."

Employment and Consulting Contracts

As of August 1, 1999, the Company entered into an Employment Agreement with Wolfgang Spegg, President, Chief Executive Officer and a director of the Company. The agreement has a five-year term, renewable annually thereafter, and provides for an annual base salary of $100,000 and eligibility for an annual performance bonus of up to $100,000. In addition, Mr. Spegg is eligible for participation in our 1999 Equity Incentive Plan and he is also eligible to receive supplemental bonuses at the discretion of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the Company's Board of Directors was established on June 2, 1999 and during the last completed fiscal year was comprised of Wolfgang Spegg, Dr. Alexander Paulus and Alexander Henry. Mr. Spegg was and still is an officer of the Company. Dr. Paulus was an officer of the Company during the last completed fiscal year. Prior to that date, the Company did not have a compensation committee. Mr. Spegg, the Company's Chief Executive Officer, made all decisions concerning executive compensation from inception until the establishment of the compensation committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The following is a description of transactions since the Company's inception in May 1997 to which the Company has been a party and in which any director, executive officer or holder of more than 5% of the Company's capital stock had or will have a direct or indirect material interest, other than the Company's compensation arrangements with the Company's chief executive officer which is described under Item 6 "Executive Compensation-Employment and Consulting Contracts." The term "common shares" refers to common equity of the Company under its Ontario (Canada) charter prior to the transfer of the Company's corporate domicile to the State of Delaware and conversion of equity interests of the Company to Common Stock on a 1-for-1 basis. All transactions disclosed below were duly authorized by the then-serving Board of Directors.

At inception of the Company in 1997, Wolfgang Spegg, President, CEO and a director of the Company, and Sean Wenzel, a founder of the Company, transferred computer equipment in exchange for 180,000 common shares in the Company. The equipment was transferred at a value of $27,589, which was the approximate cost of such equipment to the transferees. In February 1998, Mr. Spegg transferred his collection of recorded music to the Company in partial consideration for 397,800 common shares of the Company. The music collection had been appraised at a market value of $127,279 as of February 18, 1998. The contribution of such collection to the Company was made at a value of $61,423 by Mr. Spegg. On March 15, 1998, Mr. Spegg transferred his interest in The Solutions Group, a computer consulting business, to the Company in exchange for 120,000 common shares valued at nil.

On June 30, 1998, the Company entered into a demand loan agreement with an affiliate of Temple Trust Company Limited ("Temple") which included provisions for issuance of 333,334 common shares to such affiliate at $.10 Canadian dollars per share (the "Temple Loan"). On May 18, 1999, the Company converted and terminated the Temple Loan by issuing 666,666 shares of Common Stock to Temple (taking into account the 2-for-1 stock split on April 30, 1999), thereby releasing any and all obligations of the Company under the Temple Loan.

On February 5, 1999, the Company entered into a Mutual Global Agreement with the Berliner Effektenbank AG regarding its undertaking of the Company's initial public offering of Common Stock ("IPO"). As part of a bridge financing to provide operating capital to the Company prior to the Company's IPO, the Company sold 400,000 shares of Common Stock to the investment banking affiliate of Berliner Effektenbank AG, the Berliner Effektenbeteiligungsgesellschaft AG, at a purchase price of $2.50 per share and granted an option exercisable for 100,000 shares of Common Stock at an exercise price of $.75 Canadian Dollars per share. Dr. Guido Sandler, a partner of each of Berliner Effektenbank AG and The Berliner Effektenbeteiligungsgesellschaft AG, was elected to the Company's board of directors on April 30, 1999.

On March 18, 1998, the Company entered into a consulting arrangement with Claudio Faoro, a former Vice President and director of the company. The consulting arrangement was entered into through a Cooperation Agreement with LicensePro Inc., a Swiss corporation headed by Claudio Faoro (the "Consulting Agreement"). Pursuant to the Consulting Agreement, LicensePro Inc. agreed to provide consulting services related to marketing, promotion, and sales of Company products and services. The Consulting Agreement has a term of six months, renewable automatically unless notice is provided otherwise 60 days prior to a renewal date. The Consulting Agreement provides for payment of fees to LicensePro at commercially reasonable consulting rates. In connection with the Consulting Agreement, the Company granted Mr. Faoro options to purchase 200,000 shares of Common Stock at a purchase price of $.75 Canadian Dollars per share. Such option was fully exercised by Mr. Faoro on May 4, 1999. The Company reimbursed Mr. Faoro for reasonable expenses incurred in connection with consulting services rendered to the Company by LicensePro.

In September 1998 the Company entered into an agreement with Dr. Alexander Paulus, a former Treasurer and director of the Company, for management consulting services in conjunction with the organization and establishment of baseline Company data for submission of an application to the Berliner Effektenbank AG with respect to their consideration of the Company as a candidate for an initial public offering of Common Stock. In consideration for such services, the Company granted to Dr. Paulus stock options exercisable for 100,000 shares of Common Stock at an exercise price of $.75 Canadian Dollars per share. In addition to the foregoing, one-time consulting fees of $10,725 were paid to Dr. Paulus for supplemental consulting services in conjunction with the Company's preparations for the initial public offering of its Common Stock.

As of November 29, 1999, the Company entered into an Employment Agreement with Edward R. Irwin, Chief Financial Officer and Secretary of the Company. The agreement has a one-year term, renewable annually thereafter, and provides for an annual base salary of $120,000 and eligibility for an annual performance bonus of up to $60,000. In addition, Mr. Irwin is eligible for participation in the Company's 1999 Equity Incentive Plan and he is also eligible to receive supplemental bonuses at the discretion of the Board of Directors.

ITEM 8. LEGAL PROCEEDINGS

Sightsound.com, Inc. has asserted that many online music providers violate patent rights that it allegedly owns covering the sale of music over the Internet through digital downloads. To the Company's knowledge, Sightsound.com, Inc. has not been successful in asserting such claims; however, if successful, these claims, or similar claims by others, could harm the Company's business by forcing the Company to cease using certain intellectual property. The Company is not presently, and have not been since inception, involved in any material legal proceedings nor is the Company aware of any threatened material legal proceedings. See Item 1 "Description of Business-Risk Factors."

ITEM 9  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS.

There is currently no public market for the Company's Common Stock in the United States. The Company's Common Stock is currently trading on the Neuer Markt of the Frankfurt Stock Exchange under the symbol MU5, and began trading on October 1, 1999. The following table sets forth the range of the high and low closing sales prices in Euros for the Company's Common Stock for the last three fiscal quarters since it began trading on October 1, 1999. The information is obtained from Bloomberg.

                                                     High      Low
                                                     ----      ---
     1999:
           Third Quarter...........................   9.00     8.25
           Fourth Quarter..........................  10.00     6.15

     2000:
           First Quarter...........................  11.80     6.15

As of April 30, 2000, the Company has outstanding options which are exercisable for the purchase of an aggregate of 112,000 shares of Common Stock, including 253,000 share options issued under the 1999 Equity Incentive Plan of which 187,000 shares of Common Stock remain reserved and available for issuance.

As of April 30, 2000, there are approximately 150 or more holders of record and the Company estimates it has approximately 500 or more beneficial owners of Common Stock who hold such Common Stock through institutional nominees admitted to trading to the Neuer Markt of the Frankfurt Stock Exchange.

The Company has never declared or paid any cash dividends on the Company's capital stock. The Company currently intends to retain any future earnings to finance the growth and development of the Company's business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business condition and other factors that the Board of Directors may deem relevant. Any dividends declared by the Company would be paid in U.S. Dollars.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The Common Stock amounts and per-share exercise prices in the descriptions below reflect the two for one stock split of the Company's Common Stock which took place on April 30, 1999. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Company.

Prior to May 4, 1999, the Company issued securities in a series of transactions, but was incorporated under the Ontario Business Corporation Act (Canada).

On May 18, 1999, the Company issued 666,666 shares of Common Stock under a demand loan agreement to an affiliate of Temple Trust Company Limited for the conversion of debt valued at $269,070. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Section 4(2) under the Securities Act and Regulation S promulgated thereunder.

In June 1999, the Company issued and sold 177,043 shares of Common Stock for an aggregate purchase price of $424,000 to Non-U.S. persons as such term is defined under Regulation S of the Securities Act. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Section 4(2) of the Securities Act and Regulation S promulgated thereunder.

In July 1999, the Company issued and sold 400,000 shares of Common Stock to Berliner Effektenbeteiligungsgesellschaft AG as part of a bridge financing to provide operating capital to the Company prior to its IPO for an aggregate purchase price of $1,000,000. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Section 4(2) of the Securities Act and Regulation S promulgated thereunder.

In September 1999, the Company issued and sold 1,500,000 shares of Common Stock for an aggregate purchase price of $14,319,268 to Non-U.S. persons as such term is defined under Regulation S of the Securities Act. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act and Regulation S promulgated thereunder.

As of April 30, 2000, the Company has issued and sold 631,000 shares of Common Stock for per-share weighted average exercise price of $.59 to employees and consultants pursuant to their exercise of non-qualified stock options. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES.

GENERAL.

The following sets forth information regarding the securities of the Company as provided in the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Company's Amended and Restated Bylaws (the "Bylaws"). The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.0001, and 1,000,000 shares of Preferred Stock, par value $.0001.

Common Stock

As of April 30, 2000, there were 7,813,705 shares of Common Stock issued and outstanding. On April 30, 1999, the Company effected a stock split on a 2-for-1 basis. As of April 30, 2000, there are options exercisable for the purchase of an aggregate of 112,000 shares of Common Stock. The stockholders of the Company authorized up to 440,000 shares of Common Stock which may be issued in connection with options and/or other instruments granted under the 1999 Equity Incentive Plan. As of April 30, 2000, options exercisable for 253,000 shares of Common Stock have been granted under the 1999 Equity Incentive Plan and 187,000 shares of Common Stock remain reserved and available for issuance thereunder.

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and no cumulative voting rights are provided for in the Certificate. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no pre-emptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any Preferred Stock which the Company may designate and issue in the future without further stockholder approval.

Preferred Stock

The Board of Directors is authorized, without stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be stated and expressed in such resolutions, as permitted by law. The Company has no present plans to issue any shares of Preferred Stock. See Item 11 "Description of Registrant's Securities-Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Amended and Restated Certificate of Incorporation and Bylaws."

Share Certificates

Stockholders are entitled to certificates, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by the stockholder in the Company. Each such certificate shall be signed by, or in the name of the Company by, the Chairman or Vice Chairman, if any, of the Board of Directors, or the President or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company. The Board of Directors may provide by resolution or resolutions that some, or all, of any or all classes or series of the Company's stock shall be uncertificated shares.

Transfers of Shares of Common Stock

Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of Common Stock may be transferred on the books of the Company by the surrender to the Company or to such transfer agent appointed by the Company for such purpose, of the certificate representing such shares properly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer. If the shares transferred are uncertificated, the Company shall record the transaction upon its records when presented with the instructions signed by the transferor or its agent.

Registration Rights

There are presently no registration rights relating to any shares of Common Stock or any shares of Preferred Stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Company is subject to the provisions of Section 203 of the Delaware Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

In addition, certain provisions of the Certificate and Bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Stockholder Meetings

All meetings of stockholders shall be held at such place within or without the State of Delaware as shall be designated from time to time by the Board of Directors. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date at the time and place to be fixed by the Board of Directors and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. The Bylaws provide that stockholders may take action by written consent in lieu of a meeting.

Special meetings of stockholders may be called at any time by the Chairman of the Board of Directors or the Board of Directors. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

Authorized but unissued shares are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the stockholders by means of a proxy contest, tender offer, merger or otherwise.

The Delaware Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. The Certificate does not provide for a greater percentage and specifies that provisions contained in it may be amended or repealed as provided by the Delaware Law.

The Delaware Law provides that bylaws may be amended or repealed by action of the stockholders entitled to vote thereon or if the certificate of incorporation so provides, by action of the board of directors. The Certificate provides that the Board of Directors is expressly authorized to adopt, amend, or repeal Bylaws.

Transfer Agent

The Company's registrar and transfer agent is American Stock Transfer and Trust Company located in New York, New York.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 145 of the Delaware Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Company's Amended and Restated Bylaws provide that the Company shall indemnify the Company's directors and officers and may indemnify the Company's other employees and agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. The Company is also empowered under the Company's Amended and Restated Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person the Company is required or permitted to indemnify.

In addition, the Company's Amended and Restated Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or the Company's stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Company or the Company's stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (c) for any transaction from which the director derives an improper personal benefit. The Amended and Restated Certificate of Incorporation also provides that if the Delaware Law is amended after the approval by the Company's stockholders to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability as provided in the Amended and Restated Certificate of Incorporation. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Company has entered into indemnity agreements with each of the Company's directors and officers that requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Company or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The Company has an insurance policy covering the officers and directors of the Company with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company are included herein, commencing on page F-1 hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Index to Financial Statements

                                                                                Page
                                                                                ----
Auditors' Report to the Shareholders                                             F-1

Balance Sheet as at January 31, 2000, with comparative figures for 1999........  F-2

Statement of Operations for the Year
  Ended January 31, 2000, with comparative figures for 1999....................  F-3

Statement of Shareholders' Equity and Comprehensive Loss for the year
  Ended January 31, 2000, with comparative figures for 1999....................  F-4

Statement of Cash Flows for the Year
  Ended January 31, 2000, with comparative figures for 1999....................  F-5

Notes to Financial Statements..................................................  F-6

(b) The exhibits filed as part of this registration statement are listed below and are attached to this registration statement as indicated.


Exhibit No.
-----------

  3.1          Amended and Restated Certificate of Incorporation (Delaware)

  3.2          Amended and Restated Bylaws (Delaware)

  10.1 Webcasting Performance License Agreement between Recording Industry Association of America, Inc. and musicmusicmusic dated April 26, 1999.

  10.2 Franchise Agreement between musicmusicmusic inc. and IDARA dated January 26, 2000.

  10.3         1999 Equity Incentive Plan

  10.4 Employment Agreement between musicmusicmusic inc. and Wolfgang Spegg dated August 1, 1999.

  10.5         Employment Agreement between musicmusicmusic inc. and Edward R.
               Irwin dated November 29, 1999.

  10.6 Indemnification Agreement between musicmusicmusic inc. and Company officers and directors.

  21           Subsidiaries of the Registrant

  27           Financial Data Schedule

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           musicmusicmusic inc.


Date: May 30, 2000                    By:  /s/ Wolfgang Spegg
                                           -------------------------------------
                                           Wolfgang Spegg
                                           President, Chief Executive Officer
                                           and Director

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the balance sheet of musicmusicmusic inc. as at January 31, 2000 and the statements of operations, shareholders' equity and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

The financial statements as at January 31, 1999 and for the year then ended, prior to the adjustment for the restatement of prior year financial statements as described in note 14, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 30, 1999 (except for notes 16(b) and 17 for which the date is August 9, 1999). We have audited the adjustments to the January 31, 1999 financial statements described in note 14 and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.


KPMG LLP

Chartered Accountants


Toronto, Canada
March 3, 2000
musicmusicmusic inc.
Balance Sheet
(Stated in US dollars)

January 31, 2000, with comparative figures for 1999

---------------------------------------------------------------------------------------------------
                                                                          2000                 1999
---------------------------------------------------------------------------------------------------
                                                                                          (Restated
                                                                                            note 14)
Assets

Current assets:
     Cash and cash equivalents                                 $    11,427,720       $      212,364
     Accounts receivable, less allowance for doubtful
       accounts - $2,290; 1999 - $5,603                                240,508              178,872
     Sales taxes recoverable                                            90,591               24,461
     Inventory                                                         118,231               61,737
     Prepaid expenses and other assets                                  37,940               74,143
     ----------------------------------------------------------------------------------------------
                                                                    11,914,990              551,577

Fixed assets (note 2)                                                  608,642               55,689
Intellectual property (note 3)                                         886,225              348,118
Deposit (note 15)                                                       15,385                    -

---------------------------------------------------------------------------------------------------
                                                               $    13,425,242       $      955,384
===================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                          $       257,684       $      103,202
     Accrued liabilities (note 4)                                      211,546               59,792
     Demand loan (note 5)                                                    -              264,725
     Mortgage payable (note 6)                                          77,338                    -
     ----------------------------------------------------------------------------------------------
                                                                       546,568              427,719

Shareholders' equity:
     Capital stock (note 8)                                                781                  346
     Additional paid-up capital                                     16,604,982            1,016,055
     Deficit                                                        (3,987,550)            (454,185)
     Accumulated other comprehensive income (loss)                     260,461              (34,551)
     ----------------------------------------------------------------------------------------------
                                                                    12,878,674              527,665
Commitments (note 13)
Subsequent events (note 15)

---------------------------------------------------------------------------------------------------
                                                               $    13,425,242       $      955,384
===================================================================================================

See accompanying notes to financial statements.

musicmusicmusic inc.
Statement of Operations
(Stated in US dollars)

Year ended January 31, 2000, with comparative figures for 1999

------------------------------------------------------------------------------
                                                         2000             1999
------------------------------------------------------------------------------
                                                                     (Restated
                                                                       note 14)
Revenue                                         $     959,341      $ 1,373,802

Cost of sales                                         810,598        1,093,563
------------------------------------------------------------------------------

Gross profit                                          148,743          280,239

Operating expenses:
     Salaries, wages and subcontractors             1,019,507          247,905
     General and administrative                       984,893          235,926
     Foreign exchange loss                            764,324                -
     Advertising and promotion                        750,471           51,888
     Amortization                                     245,865           84,400
     -------------------------------------------------------------------------
                                                    3,765,060          620,119
------------------------------------------------------------------------------

Loss before interest income                        (3,616,317)        (339,880)

Interest income                                       165,597                -

------------------------------------------------------------------------------
Loss for the year                               $  (3,450,720)     $  (339,880)
==============================================================================

Basic loss per share (note 9)                   $       (0.60)     $     (0.11)
==============================================================================

See accompanying notes to financial statements.

musicmusicmusic inc.
Statement of Shareholders' Equity and Comprehensive Loss
(Stated in US dollars)

Year ended January 31, 2000, with comparative figures for 1999

----------------------------------------------------------------------------------------------------------------------
                                                                                             Accumulated
                                                             Additional                            other         Total
                                                Capital         paid-up                    comprehensive shareholders'
                                                  stock         capital         Deficit    income (loss)        equity
----------------------------------------------------------------------------------------------------------------------
Balances at January 31, 1998,
   as originally stated                           $ 252    $    621,401   $   (120,890)       $ (19,643)  $    481,120
Restatement of accounting for certain
   transactions with the founding shareholder
   (note 12)                                          -         (65,856)         6,585            2,326        (56,945)
----------------------------------------------------------------------------------------------------------------------
Balances as restated                                252         555,545       (114,305)         (17,317)       424,175

Issuance of common shares in connection with:
     580,798 shares through private placements,
       net of $50,335 share issue costs              58         420,278              -                -        420,336
     240,000 shares in exchange for certain
       assets                                        24             (24)             -                -              -
     120,000 shares in exchange for services
       rendered                                      12          40,256              -                -         40,268
Comprehensive loss:
   Loss for the year                                  -               -       (339,880)               -       (339,880)
   Foreign currency translation adjustment            -               -              -          (17,234)       (17,234)
                                                                                                          ------------
Total comprehensive loss                                                                                      (357,114)
----------------------------------------------------------------------------------------------------------------------

Balances at January 31, 1999                        346       1,016,055       (454,185)         (34,551)       527,665

Issuance of common shares in connection with:
     1,767,241 shares through private
       placements, net of $351,195 share issue
       costs                                        176       2,543,001              -                -      2,543,177
     1,500,000 shares through restricted
       securities offering, net of $2,117,745
       share issue costs                            150      12,469,373              -                -     12,469,523
     631,000 shares on exercise of stock options     63         369,792              -                -        369,855
     666,666 shares on conversion of demand loan     67         269,003              -                -        269,070
212,000 shares purchased for cancellation           (21)        (62,242)       (82,645)               -       (144,908)
Comprehensive loss:
   Loss for the year                                  -               -     (3,450,720)               -     (3,450,720)
   Foreign currency translation adjustment            -               -              -          295,012        295,012
                                                                                                          ------------
Total comprehensive loss                                                                                    (3,155,708)
----------------------------------------------------------------------------------------------------------------------
Balances at January 31, 2000                      $ 781    $ 16,604,982   $ (3,987,550)       $ 260,461   $ 12,878,674
======================================================================================================================

See accompanying notes to financial statements.

musicmusicmusic inc.
Statement of Cash Flows
(Stated in US dollars)

Year ended January 31, 2000, with comparative figures for 1999

--------------------------------------------------------------------------------------------------------------
                                                                                     2000                 1999
--------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the year                                                     $   (3,450,720)       $    (339,880)
     Items not involving cash:
         Amortization of fixed assets                                              94,808               22,985
         Amortization of intellectual property                                    151,057               61,415
         Unrealized foreign exchange loss (gain)                                  752,434              (15,149)
     Change in non-cash operating working capital:
         Accounts receivable                                                      (52,308)            (181,393)
         Subscriptions receivable                                                       -               79,262
         Sales taxes recoverable                                                  (63,521)             (24,806)
         Inventory                                                                (52,460)             (54,315)
         Prepaid expenses and other assets                                         38,644              (54,349)
         Accounts payable                                                         146,352               87,383
         Accrued liabilities                                                      145,605               60,634
     ---------------------------------------------------------------------------------------------------------
                                                                               (2,290,109)            (358,213)

Financing:
     Increase in demand loan                                                            -              268,456
     Increase in mortgage payable                                                  77,338                    -
     Proceeds from issuance of common shares                                   15,382,555              460,604
     Purchase for cancellation of common shares                                  (144,908)                   -
     ---------------------------------------------------------------------------------------------------------
                                                                               15,314,985              729,060

Investments:
     Additions to fixed assets                                                   (632,519)              (7,668)
     Additions to intellectual property                                          (661,341)            (237,502)
     Increase in deposit                                                          (15,385)                   -
     ---------------------------------------------------------------------------------------------------------
                                                                               (1,309,245)            (245,170)

Effect of foreign exchange on cash balances held in
   foreign currency                                                              (500,275)              10,395
--------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                          11,215,356              136,072

Cash and cash equivalents, beginning of year                                      212,364               76,292

--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                     $   11,427,720        $     212,364
==============================================================================================================

Supplemental cash flow information:
     Cash paid for interest                                                $            -        $           -
     Cash paid for income taxes                                                         -                    -
==============================================================================================================

See accompanying notes to financial statements.

musicmusicmusic inc.
Notes to Financial Statements
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


1.     Significant accounting policies:


       (a)  Description of business:

            musicmusicmusic inc. (the "Company") is an Internet music company incorporated in Delaware, US with its production office located in Toronto, Canada. The Company provides streaming music products over the Internet and related services. During 2000 and 1999, virtually all of the Company's revenue was generated from the sale of hardware and related support services to third parties. Other revenue was generated from banner advertising on its interactive entertainment webcasting site.

            The Company is investing to expand its music database and enhance its future revenue generating opportunities in the areas of in-store listening systems, turn-key solutions for the music database needs of radio stations and broadcast groups and providing custom music programs to businesses over the Internet.


       (b)  Cash equivalents:

            The Company considers all highly liquid debt instruments with original maturities of three months or less at the date of acquisition to be cash equivalents.


       (c)  Inventory:

            Inventory consists of computer equipment and parts and is stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method.


       (d)  Fixed assets:

            Fixed assets are stated at cost. Amortization is provided over the estimated useful lives of the assets using the following bases and annual rates:

            -------------------------------------------------------------
            Asset                          Basis                     Rate
            -------------------------------------------------------------

            Computer equipment             Declining balance          30%
            Furniture                      Declining balance          20%
            Condominium                    Straight line               4%
musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


1.     Significant accounting policies (continued):


       (e)  Intellectual property:

            Intellectual property represents direct wages, subcontractors' fees and other direct costs incurred in relation to the development of the Internet website music database. Intellectual property is being amortized on a straight-line basis over 5 years.


       (f)  Revenue recognition:

            Revenue related to hardware sales is recognized when the goods are delivered. Revenue related to service contracts and banner advertising is recognized as earned.


       (g)  Foreign currency translation:

            The Canadian dollar is considered to be the functional currency of the Company's operations as most activities are conducted in Canadian dollars. Monetary assets and liabilities denominated in foreign currency are translated at the rate in effect on the balance sheet date. Revenue and expenses denominated in foreign currency are translated at the rate in effect on the transaction date.

            The reporting currency is the US dollar. The Canadian dollar financial statements are translated into the reporting currency at the year end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of operations. Exchange gains or losses on conversion into the reporting currency are included as a separate component of shareholders' equity and comprehensive loss.

       (h)  Income taxes:

            Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized to the extent that recovery is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):

       (i)  Stock option plan:

            The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options granted to employees. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above for employee options and has adopted the disclosure requirements of SFAS No. 123.

            For non-employee options, the fair market method of accounting prescribed in SFAS No. 123 has been followed.

       (j)  Use of estimates:

            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in the United States. Actual results could differ from those estimates.

       (k)  Impairment of long-lived assets:

            The Company accounts for long-lived assets (including fixed assets and intellectual property) in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):


       (l)  Comprehensive income (loss):

            The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income consists of net income
            (loss) and the foreign currency translation adjustment and is presented in the statements of shareholders' equity and comprehensive loss. The Statement only requires additional disclosures in the financial statements, it does not affect the Company's financial position or results of operations.


       (m)  Comparative figures:

            Certain comparative figures have been reclassified and restated to conform with the financial statement presentation and accounting policies adopted in the current year.


2.     Fixed assets:


       -----------------------------------------------------------------------
                                                               2000       1999
       -----------------------------------------------------------------------
                                          Accumulated      Net book   Net book
                                   Cost  amortization         value      value
       -----------------------------------------------------------------------
       Computer equipment     $ 567,530     $ 129,773     $ 437,757   $ 51,485
       Furniture                 79,564         9,657        69,907      4,204
       Condominium              103,039         2,061       100,978          -

       -----------------------------------------------------------------------
                              $ 750,133     $ 141,491     $ 608,642   $ 55,689
       =======================================================================

       The condominium was sold subsequent to the year end for net proceeds in excess of the net book value.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


3.     Intellectual property:

       ----------------------------------------------------------------------
                                                           2000          1999
       ----------------------------------------------------------------------

       Cost                                         $ 1,124,420     $ 428,066
       Less accumulated amortization                    238,195        79,948

       ----------------------------------------------------------------------
                                                    $   886,225     $ 348,118
       ======================================================================



4.     Accrued liabilities:

       ----------------------------------------------------------------------
                                                           2000          1999
       ----------------------------------------------------------------------

       Payroll and related benefits                 $   106,670     $       -
       Sales taxes payable                               77,206        24,054
       Other                                             27,670        35,738

       ----------------------------------------------------------------------
                                                    $   211,546     $  59,792
       ======================================================================


5.     Demand loan:


       The demand loan is denominated in Canadian dollars. At January 31, 1999, the balance was $264,725 (Cdn $400,000). The demand loan bears no interest and was converted into 666,666 common shares under the terms of the loan agreement.

6.     Mortgage payable:


       The mortgage payable is denominated in Canadian dollars. At January 31, 2000, the balance was $77,338 (Cdn $111,800). The mortgage payable bears interest at 6.85% per annum, is repayable in blended monthly payments of $589 (Cdn $851) and is secured by the condominium. The amount will be repaid in full from sale proceeds on closing of the condominium.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------

7.     Fair value of financial instruments:


       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at January 31, 2000 and 1999. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

       ---------------------------------------------------------------------------------------
                                                        2000                      1999
       ---------------------------------------------------------------------------------------
                                              Carrying         Fair     Carrying          Fair
                                                amount        value       amount         value
       ---------------------------------------------------------------------------------------
       Financial assets:
         Cash and cash equivalents         $11,427,720  $11,427,720    $ 212,364     $ 212,364
         Accounts receivable                   240,508      240,508      178,872       178,872

       Financial liabilities:
         Accounts payable                      257,684      257,684      103,202       103,202
         Accrued liabilities                   211,546      211,546       59,792        59,792
         Demand loan                                 -            -      264,725       264,725
         Mortgage payable                       77,338       77,338            -             -

       -------------------------------------------------------------------------

       The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

       The carrying amounts approximate their fair values due to the relatively short periods to maturity of these instruments.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


8.     Capital stock:

       (a)  Authorized:

            30,000,000 common shares, par value $0.0001 per share
             1,000,000 preferred shares, par value $0.0001 per share

            Issued and fully paid common shares:

            --------------------------------------------------------------------------------------------------
                                                                                                    Additional
                                                               Number of              Par              paid-up
                                                                  shares            value              capital
            --------------------------------------------------------------------------------------------------
            Balances at January 31, 1998                       2,520,000           $  252       $      555,545

            Issuance of common shares in connection with:
                Private placements, net of $50,335
                  share issue costs                              580,798               58              420,278
                Exchange for certain assets                      240,000               24                  (24)
                Exchange for services rendered                   120,000               12               40,256
            --------------------------------------------------------------------------------------------------

            Balances at January 31, 1999                       3,460,798              346            1,016,055

            Issuance of common shares in connection with:
                Private placements, net of $351,195
                  share issue costs                            1,767,241              176            2,543,001
                Restricted securities offering, net of
                  $2,117,745 share issue costs                 1,500,000              150           12,469,373
                Exercise of stock options                        631,000               63              369,792
                Conversion of demand loan                        666,666               67              269,003
            Shares purchased for cancellation                   (212,000)             (21)             (62,242)

            --------------------------------------------------------------------------------------------------
            Balances at January 31, 2000                       7,813,705           $  781       $   16,604,982
            ==================================================================================================

            During the year ended January 31, 1999, the Company issued 580,798 common shares in a series of private placements for gross cash consideration of $470,671. The Company also issued 240,000 common shares to its controlling shareholder for receipt of certain assets owned by the controlling shareholder with a nil carrying value (note
            12). In addition, 120,000 common shares were issued to employees for their services rendered with an ascribed fair value of $40,268.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


8.     Capital stock (continued):

            During the year ended January 31, 2000, there was a two-for-one stock split. All prior year share and per share amounts have been restated to reflect the split. The Company issued 1,767,241 common shares in a series of private placements for gross cash consideration of $2,894,372. The Company issued an additional 1,500,000 common shares for gross cash proceeds of $14,319,268 (ECU 13,500,000), net of share issue costs of $2,117,745, including $268,000 representing the fair market value of options granted to underwriters and legal counsel in connection with the Company's offering of restricted securities made under Regulation S of the Securities Act of 1933 as amended which are traded on the Neuer Market of the Frankfurt Stock Exchange in Germany. In addition, the Company issued 631,000 common shares for cash consideration of $369,855 in connection with the exercising of stock options. The Company converted the demand loan of $269,070 into 666,666 common shares. Finally, the Company purchased for cancellation 212,000 common shares with a carrying value of $21. The $144,908 paid for the shares exceeded the stated capital by $144,887 of which $62,242 has been charged against additional paid-up capital and $82,645 against the deficit.

       (b) During fiscal 1999, the Board of Directors of the Company, through special resolution, authorized the grant of stock options to key management personnel, certain directors, consultants and agents to purchase common shares. The resolution authorizes grants of options to purchase up to 350,000 common shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. The majority of options vest immediately and all others vest within two years of the date of grant and have terms ranging from one to five years. No compensation expense has been recorded in connection with stock options issued to employees and directors as the exercise price at the date of grant was equal to the stock's fair market value.

            Options to purchase 202,000 common shares granted to the underwriters and legal counsel in connection with the restricted securities offering with a fair market value of approximately $268,000 have been reflected as part of the share issue costs.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


8.     Capital stock (continued):

           A summary of the stock options issued pursuant to Board of Directors resolution as at January 31, 2000 and January 31, 1999, and changes during the years ending on those dates is presented below:

           ---------------------------------------------------------------------------------------------------
                                                          2000                               1999
           ---------------------------------------------------------------------------------------------------
                                                                 Weighted                             Weighted
                                                                  average                              average
                                                                 exercise                             exercise
                                                  Number of     price per        Number of           price per
                                                     shares         share           shares               share
           ---------------------------------------------------------------------------------------------------
           Outstanding at beginning of year         531,000       $  0.50                -             $     -
           Granted                                  212,000          0.99          531,000                0.50
           Exercised                               (631,000)         0.59                -                   -

           ---------------------------------------------------------------------------------------------------
           Outstanding at year end                  112,000       $  1.40          531,000             $  0.50
           ===================================================================================================

           Options exercisable at year end          100,000       $  1.00          531,000             $  0.50
           ===================================================================================================

            The details of the stock options issued pursuant to Board of Directors resolution outstanding at January 31, 2000 are as follows:


           ---------------------------------------------------------------------------------------------------
                                                                        Exercise
                                                        Year           price per
           Outstanding           Exercisable        of grant               share                   Expiry date
           ---------------------------------------------------------------------------------------------------
               100,000               100,000            2000         $      1.00            September 30, 2000
                 2,000                     -            2000                2.50                 July 30, 2004
                10,000                     -            2000                5.20                 April 1, 2005

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


8.     Capital stock (continued):


       (c) During fiscal 2000, the Company adopted an Equity Incentive Plan (the "Plan") for directors, officers, key employees and consultants reserving a total of 440,000 common shares for issuance thereunder. As at January 31, 2000, options for 2,000 common shares at an exercise price of $2.50, expiring July 4, 2000 have been granted to a director under the Plan. The option price was the stock's fair market value on the grant date and accordingly, no compensation expense was recorded. As at January 31, 2000, 438,000 common shares remain reserved and available for issuance thereunder. As at September 14, 1999, the Board of Directors has determined that the Company shall not grant any options or other securities under the Plan until six months following the date of admission of the common shares to the Frankfurt Stock Exchange in Germany.

       (d) Had the Company accounted for its employee and director stock options issued pursuant to Board of Directors resolution and under the Plan using the fair value method presented in SFAS No. 123, pro forma loss for the year ended January 31, 2000 would have been $3,504,974 (1999
           - $363,630) and pro forma basic loss per share for the year ended January 31, 2000 would have been $0.61 (1999 - $0.12).

           The fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions for 2000 and 1999, respectively: risk-free interest rates of 5% and 5%; volatility factors of the expected market price of the Company's common shares of 100% and 100%; and an expected life of the options ranging from one to five years. The weighted average grant date fair value of options issued in 2000 and 1999 was $1.51 and $0.24, respectively.


9.     Basic loss per share:

       Basic loss per share has been calculated using the weighted average number of shares outstanding of 5,755,495 and 3,013,223 during 2000 and 1999, respectively.

       Diluted loss per share is not presented as the impact of the outstanding options is anti-dilutive.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------

10.    Segmented reporting, geographic information and major customers:


       The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision maker is considered to be its executive staff, consisting of the Chief Executive Officer and Chief Financial Officer.

       The Company operates in one operating segment being the Internet music streaming business. The chief operating decision maker does not disaggregate financial information other than to distinguish sources of revenue.

       The Company generated revenue from the following activities:


                                                  2000               1999

       ------------------------------------------------------------------
       Hardware sales                       $  851,433        $ 1,336,623
       Service contracts                        85,281             14,577
       Advertising                              13,833             14,101
       Other                                     8,794              8,501

       ------------------------------------------------------------------
                                            $  959,341        $ 1,373,802
       ==================================================================


       The Company has operations in two geographic regions:

       ------------------------------------------------------------------
                                                         Fixed assets and
                                                             intellectual
                                               Revenue           property
       ------------------------------------------------------------------

       Canada                               $  952,787        $ 1,481,026
       United States                             6,554             13,841

       ------------------------------------------------------------------
                                            $  959,341        $ 1,494,867
       ==================================================================


       Revenue has been allocated geographically based on where the order for the product or service was accepted.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------

10.    Segmented reporting, geographic information and major customers
       (continued):


       A summary of the percentage of net sales to major customers that exceed 10% of total net sales during each of the years in the two-year period ended January 31, 2000, and the amount due from these customers as at January 31, 2000 is as follows:

       --------------------------------------------------------------------
                                                                   Accounts
                                          2000         1999      receivable
       --------------------------------------------------------------------

       Customer 1                           24%          57%     $   95,214
       Customer 2                           22%          13%          2,485

       ====================================================================


11.    Income taxes:


       On May 4, 1999, the Company was continued into the United States as a Delaware corporation. This resulted in a deemed disposition of all assets and liabilities at fair market value for Canadian income tax purposes. Management of the Company is of the opinion that the fair market value of the net assets at May 4, 1999 approximates net book value. As a result, the Company would not be liable for Canadian income taxes on this deemed disposition.


       The sources of loss before provisions for income taxes comprise the following:

       ------------------------------------------------------------------------
                                                          2000             1999
       ------------------------------------------------------------------------

       Canada                                     $  3,427,145        $ 339,880
       United States                                    23,575                -

       ------------------------------------------------------------------------
                                                  $  3,450,720        $ 339,880
musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


11.    Income taxes (continued):


       Income taxes recoverable attributable to loss from continuing operations differed from the amounts computed by applying the US federal income tax rate of 34% to pretax loss as a result of the following:

       ------------------------------------------------------------------------
                                                       2000                1999
       ------------------------------------------------------------------------

       Computed "expected" tax recovery       $   1,173,200        $    115,600
       Losses not tax benefited                  (1,173,200)           (115,600)

       ------------------------------------------------------------------------
                                              $           -        $          -
       ------------------------------------------------------------------------


       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at January 31, 2000 and 1999 are presented below:

       ------------------------------------------------------------------------
                                                               2000        1999
       ------------------------------------------------------------------------

       Deferred tax assets:
         Fixed assets, due to tax depreciation being
           less than accounting depreciation            $     3,900   $       -
         Unrealized foreign exchange loss                   255,800           -
         Net operating loss carryforwards                 1,058,000     139,700
         Other                                                6,800           -
       ------------------------------------------------------------------------

       Total gross deferred tax assets                    1,324,500     139,700

       Valuation allowance                               (1,324,500)   (132,700)
       ------------------------------------------------------------------------
       Net deferred tax assets                                    -       7,000

       Deferred tax liabilities:
         Fixed assets, due to tax depreciation
           exceeding accounting depreciation                      -      (7,000)

       ------------------------------------------------------------------------
       Net deferred taxes                               $         -   $       -
       ========================================================================
musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


11.    Income taxes (continued):


       The valuation allowance for deferred tax assets as at January 31, 2000 and 1999 was $1,324,500 and $132,700, respectively. The net change in the total valuation allowance for the years ended January 31, 2000 and 1999 was an increase of $1,191,800 and $109,800, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management projected future taxable income, the scheduled reversal of deferred income tax liabilities and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $2,910,000 prior to the expiration of the net operating loss carryforwards in 2015. Based on the absence of historical taxable income and the difficulty of making reliable projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences and has accordingly provided a valuation allowance.


       Losses carried forward:

       As at January 31, 2000, the Company has net operating loss carryforwards for Canadian income tax purposes that were incurred prior to May 4, 1999 of approximately $683,000 (approximately Cdn $988,000) to carry forward to apply against future years' Canadian taxable income. The tax effect of these losses has not been recorded in the accounts and expire as follows:

       -------------------------------------------------------------------------
                                                        Cdn                   US
       -------------------------------------------------------------------------

       2005                                   $     100,000        $      69,000
       2006                                         888,000              614,000

       -------------------------------------------------------------------------
                                              $     988,000        $     683,000
       -------------------------------------------------------------------------



       As at January 31, 2000, the Company has net operating loss carryforwards for US income tax purposes that were incurred subsequent to May 4, 1999 of approximately $2,227,000 to carry forward and apply against future years' US taxable income, if any, through 2015.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


11.    Income taxes (continued):


       Scientific research and experimental development investment tax credits:

       The Company is filing for Canadian scientific research and experimental development investment tax credits at both the Federal and Provincial levels. The final amount of credits will be subject to governmental approvals. No credits have been recognized in the accounts as at January 31, 2000.


12.    Transactions with the founding shareholder:


       (a) During the year ended January 31, 1999, the founding shareholder contributed certain assets with a nil predecessor carrying value and a fair value of $79,418 to the Company for share consideration. This transaction had previously been accounted for during the year ended January 31, 1999 at fair value.

            As the founding shareholder controlled both entities at the time of the transaction, the transaction should have been recorded at the predecessor carrying value.


       (b) During the year ended January 31, 1998, the founding shareholder contributed a music library with a predecessor carrying value of $61,423 and a fair value of $127,279 to the Company for share consideration. This transaction had previously been accounted for during the year ended January 31, 1999 at fair value.

            As the founding shareholder controlled both entities at the time of the transaction, the transaction should have been recorded at the predecessor carrying value.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


13.    Commitments:


       (a) The Company has operating lease agreements for the rental of premises, vehicles and equipment with minimum aggregate annual rents payable as follows:

           ---------------------------------------------------------------------

           2001                                                    $     107,000
           2002                                                           22,000
           2003                                                           11,000
           2004                                                            2,000

           ---------------------------------------------------------------------
                                                                   $     142,000
           ---------------------------------------------------------------------


            The annual rental payments set out above are exclusive of operating costs, maintenance and property tax payments.


       (b) In fiscal 2000, the Company entered into a contract whereby they are to provide music streaming web services to a third party in exchange for radio media advertising. The contract expires January 31, 2001. Since the fair value of this transaction is not determinable, it has been excluded from the financial statements.

       (c) In fiscal 1999, the Company signed a contract which expires December 31, 2000 with the Recording Industry Association of America ("RIAA"). The Company has agreed to pay RIAA a royalty of approximately 17% of the greater of gross revenue or expenses it derives through webcast music for the right to publicly perform sound recordings and make multiple records by digital transmission.

musicmusicmusic inc.
Notes to Financial Statements (continued)
(Stated in US dollars)

Year ended January 31, 2000

--------------------------------------------------------------------------------


14.    Restatement of prior year financial statements:

       The financial statements have been restated to reflect the transactions described in notes 12(a) and (b) at predecessor carrying values, the reclassification of the music library from fixed assets to intellectual property and the presentation of capital stock at par value, as follows:

       ------------------------------------------------------------------------------------------
                                                               As originally
       ------------------------------------------------------------------------------------------
       As at and for the year ended January 31, 1999                reported          As restated
       ------------------------------------------------------------------------------------------
       Balance sheet:
         Fixed assets                                          $     141,994        $      55,689
         Intellectual property                                       305,534              348,118
         Goodwill                                                     63,534                    -
         Capital stock                                             1,162,794                  346
         Additional paid-up capital                                        -            1,016,055
         Deficit                                                    (488,171)            (454,185)
         Accumulated other comprehensive income (loss)               (39,703)             (34,551)

       Statement of operations:
         Amortization                                                111,801               84,400
         Loss for the year                                          (367,281)            (339,880)
         Basic loss per share                                          (0.12)               (0.11)

       ------------------------------------------------------------------------------------------


15.    Subsequent events:


       On March 1, 2000, the Company purchased the assets of a leading Canadian music trade publication, The Record, for $187,613 in cash consideration. At January 31, 2000, a deposit of $15,385 for this purchase had been made.


       Subsequent to year end, the Company advanced approximately $155,000 (ECU 153,000) to a shareholder of the Company. The loan bears interest at 8%, is secured by the shares held in the Company by the shareholder and is due March 31, 2000.